Form 20-F
period 2021-12-31
Technip Energies N.V.
filed 2022-03-25
CIK 1792045

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 333-252215

Technip Energies N.V.
(Exact name of Registrant as specified in its charter)

The Netherlands
(Jurisdiction of incorporation or organization)

2126, boulevard de la Défense
92000 Nanterre
France
+33 1 47 78 21 21
(Address of principal executive offices)

Michael McGuinty
Chief Legal Officer
Tel: +33 1 47 78 21 21
Email: michael.mcguinty@technipenergies.com
2126, boulevard de la Défense
92000 Nanterre
France
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary shares, par value €0.01 per share
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding ordinary shares as of December 31, 2021 was:

Title of each class	Number of Shares Outstanding as of December 31, 2021
Ordinary shares, par value of €0.01 per share	179,827,459

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒      No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐      No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒      No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒      No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒	Emerging growth company ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

Yes ☐      No ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐	U.S. GAAP

☒	International Financial Reporting Standards as issued by the International Accounting Standards Board

☐	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17      ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐      No ☒

INTRODUCTION

In this Form 20-F references to “the Company,” “Technip Energies,” “the Group” or “we” relate to Technip Energies N.V. and its subsidiaries except where the context provides otherwise.

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, certain information for the 2021 Form 20-F of the Company set out herein is being incorporated by reference from the Company’s statutory Annual Report, including the consolidated financial statements of the Company for the year ended December 31, 2021, but excluding the Dutch audit report provided by PricewaterhouseCoopers Accountants N.V. for Dutch law purposes (the “Consolidated Financial Statements”), included as Exhibit 15.1 to this Form 20-F (the “Annual Report 2021”) and the Company’s prospectus on Form 424B1 filed with the Securities and Exchange Commission on February 12, 2021 (Registration No. 333-252215), included as Exhibit 15.2 to this Form 20-F (the “Prospectus 2021”). References below to major headings include all information under such major headings, including subheadings, unless such reference is a reference to a subheading, in which case such reference includes only the information contained under such subheading.

With the exception of the items and pages so specified, the Annual Report 2021 and the Prospectus 2021 are not deemed to be filed as part of this Form 20-F. Other information contained within the Annual Report 2021 and Prospectus 2021, including graphs, tabular data, photographs, the content of the Company’s websites and third-party websites, scientific articles and other sources referenced therein, is not included in this Form 20-F unless specifically identified herein. In addition to the information set out herein, the information set forth in section 1, subsection “Forward-looking statements,” page 30 and section G. “Glossary,” pages 267-269 of the Company’s Annual Report 2021 included as exhibit 15.1 to this Form 20-F are incorporated by reference herein. Therefore, the information in this Form 20-F should be read in conjunction with our Annual Report 2021 and our Prospectus 2021, where applicable.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable

Item2.	Oﬀer Statistics and Expected Timetable

Not applicable

Item 3.	Key Information

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable

C.	Reasons for the Oﬀer and Use of Proceeds

Not applicable

D.	Risk Factors

For information on risk factors, please see Annual Report 2021, section 4.3. “Risks to which we are subject,” excluding paragraphs captioned “How this risk is managed,” pages 99-113, included as exhibit 15.1 to this Form 20-F and incorporated by reference herein. Set forth below are certain U.S. tax risks related to our spin-off from TechnipFMC plc (“TechnipFMC”) (the “Spin-off”). Reference is also made to section 3.2.2. “ESG Risk Management” on page 82 of our Annual Report 2021, included as exhibit 15.1 to this Form 20-F and incorporated by reference herein.

The IRS may not agree that Technip Energies is a foreign corporation for U.S. federal income tax purposes as a result of the Spin-off.

Although Technip Energies is incorporated in the Netherlands and is a tax resident in France, the IRS may assert that it should be treated as a U.S. corporation (and therefore a U.S. tax resident) for U.S. federal income tax purposes pursuant to Section 7874 of the IRC. For U.S. federal income tax purposes, a corporation is generally considered a U.S. “domestic” corporation (or U.S. tax resident) if it is organized in the United States, and a corporation is generally considered a “foreign” corporation (or non-U.S. tax resident) if it is not a U.S. corporation. Because Technip Energies is an entity incorporated in the Netherlands and a tax resident in France, it would generally be classified as a foreign corporation (or non-U.S. tax resident) under these rules. Section 7874 of the IRC provides an exception under which a foreign incorporated and foreign tax resident entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes.

Generally, under IRC Section 7874, a corporation created or organized outside the United States (i.e., a foreign corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes when (i) the foreign corporation directly or indirectly acquires, within the meaning of IRC Section 7874, substantially all of the properties of a U.S. corporation, (ii) the shareholders of the acquired U.S. corporation hold, by vote or value, at least 80% (or 60% if the Third Country Rule, as defined herein, applies) of the shares of the foreign acquiring corporation after the acquisition by reason of holding shares in the U.S. acquired corporation (the “Section 7874 Percentage”), and (iii) the foreign corporation’s “expanded affiliated group” does not have substantial business activities in the foreign corporation’s country of tax residency relative to such expanded affiliated group’s worldwide activities. The Treasury Regulations promulgated under IRC Section 7874 (the “Section 7874 Regulations”) generally also provide that in certain cases, the applicable Section 7874 Percentage threshold for a foreign acquiring corporation to be treated as a U.S. corporation is reduced to 60% where a foreign acquiring corporation acquires, in related transactions, substantially all of the properties of a U.S. corporation and another foreign corporation which is itself tax resident in a different jurisdiction than the foreign acquiring corporation (the “Third Country Rule”). The Section 7874 Regulations also provide a number of special rules, including rules that can affect a foreign corporation’s ability to use its equity to acquire other U.S. businesses within a 36-month period following the acquisition of a U.S. corporation.

In addition, the Section 7874 Regulations provide certain exceptions to the application of IRC Section 7874 with respect to restructuring transactions involving “foreign-parented groups” (the “Foreign-Parented Group Exception”), generally providing exceptions to transactions that would otherwise be acquisitions, within the meaning or IRC Section 7874, of substantially all of the properties of a U.S. corporation.

Assuming TechnipFMC is respected as a foreign corporation for U.S. federal income tax purposes, there is a risk that IRC Section 7874 may apply to Technip Energies because, as part of the Spin-off and taking into account certain prior transactions, Technip Energies may be treated as acquiring, within the meaning of IRC Section 7874, substantially all of the properties of certain U.S. corporate affiliates of TechnipFMC. In such a case, if the Section 7874 Percentage is at least 80% (or in the case of the application of the Third Country Rule, 60%), Technip Energies would be treated as a U.S. corporation for U.S. federal income tax purposes.

Based on the terms of the Spin-off and the rules for determining the Section 7874 Percentage, Technip Energies is not expected to be treated as acquiring, within the meaning of IRC Section 7874, substantially all of the properties of one or more U.S. corporations. Even if Technip Energies is considered to have acquired, within the meaning of IRC Section 7874, substantially all of the properties of one or more U.S. corporations as a result of the Spin-off, the Foreign-Parented Group Exception may apply and result in Technip Energies not being treated as a U.S. corporation for U.S. federal income tax purposes. Technip Energies, as a result, is expected to be treated as a foreign corporation (i.e., a non-U.S. tax resident) for U.S. federal income tax purposes. However, the calculation of the Section 7874 Percentage is complex and is subject to detailed regulations (the application of which is uncertain in various respects and would be impacted by changes in such U.S. Treasury regulations with possible retroactive effect) and is subject to certain factual uncertainties. Accordingly, there can be no assurance that the IRS will not challenge the status of Technip Energies or the status of any of its foreign affiliates as a foreign corporation under IRC Section 7874 or that such challenge would not be sustained by a court.

If the IRS were to successfully challenge under IRC Section 7874 Technip Energies’ status as a foreign corporation for U.S. federal income tax purposes, Technip Energies and certain shareholders of Technip Energies would be subject to significant adverse tax consequences, including a higher effective corporate tax rate on Technip Energies and future withholding taxes on certain Shareholders.

The IRS may assert that IRC Section 7874 applies to the Spin-off as a result of TechnipFMC being treated as a U.S. corporation.

On 14 June 2016, FMC Technologies, Inc., a U.S. Delaware corporation (together with its consolidated subsidiaries, “FMC Technologies”), Technip S.A., a French société anonyme (together with its consolidated subsidiaries, “Technip”) and TechnipFMC, entered into a definitive business combination agreement whereby Technip merged with TechnipFMC with TechnipFMC surviving, immediately followed by the merger of FMC Technologies with a wholly owned indirect subsidiary of TechnipFMC (the “Merger”). The Merger was completed on 16 January 2017. Immediately following the closing of the Merger, all former shareholders of FMC Technologies and Technip owned shares in TechnipFMC, subject to the terms of the definitive business combination agreement.

Because TechnipFMC is an entity incorporated in England and Wales and issued shares to the former shareholders of FMC Technologies in exchange for their shares in FMC Technologies as a result of the Merger, the IRS may assert that TechnipFMC should be treated as a U.S. corporation under IRC Section 7874. TechnipFMC expects that it would be treated as a U.S. corporation for U.S. federal income tax purposes under the Third Country Rule if the Section 7874 Percentage were at least 60%.

Based on the facts and analysis at the time, Technip Energies believes that the Section 7874 Percentage was less than 60% at the time of the Merger such that IRC Section 7874 should not apply to cause TechnipFMC to be treated as a U.S. corporation for U.S. federal income tax purposes as a result of the Merger. However, the calculation of the Section 7874 Percentage is complex and is subject to detailed regulations (the application of which is uncertain in various respects and would be impacted by changes in such U.S. Treasury regulations with possible retroactive effect). If the IRS successfully challenged TechnipFMC’s status as a foreign corporation, Technip Energies may be treated as acquiring, within the meaning of IRC Section 7874, substantially all of the properties of one or more U.S. corporations and may also be treated as a domestic corporation as a result of the Spin-off, resulting in significant adverse consequences for Technip Energies and certain of its shareholders. Accordingly, there can be no assurance that the IRS will agree with Technip Energies’ position and/or would not successfully challenge TechnipFMC’s status as a foreign corporation, which may result in a challenge to Technip Energies’ status as a foreign corporation. If the IRS were to successfully challenge Technip Energies’ status as a foreign corporation under IRC Section 7874 as a result of a challenge to TechnipFMC’s status as a foreign corporation, Technip Energies and certain Shareholders would be subject to significant adverse tax consequences and future withholding taxes on certain Shareholders.

IRC Section 7874 may limit the ability of Technip Energies’ U.S. affiliates to use certain tax attributes following the Spin-off, increase such U.S. affiliates’ U.S. taxable income or have adverse consequences to our shareholders.

Following the acquisition, within the meaning of IRC Section 7874, of a U.S. corporation by a foreign corporation, IRC Section 7874 can apply in a manner to limit the ability of the acquired U.S. corporation and its U.S. affiliates to use U.S. tax attributes (including net operating losses and certain tax credits) to offset U.S. taxable income resulting from certain transactions, as well as result in certain other adverse tax consequences, even if the acquiring foreign corporation is respected as a foreign corporation for purposes of IRC Section 7874.

If IRC Section 7874 were to apply in such a manner, Technip Energies and certain of its shareholders may be subject to adverse tax consequences including, but not limited to, restrictions on the use of tax attributes with respect to “inversion gain” recognized over a 10-year period following the transaction, disqualification of dividends paid from preferential “qualified dividend income” rates and the requirement that any U.S. corporation owned by Technip Energies include as “base erosion payments,” which may be subject to a minimum U.S. federal income tax any amounts treated as reductions in gross income paid to certain related foreign persons. Furthermore, certain “disqualified individuals” (including officers and directors of a U.S. corporation) may be subject to an excise tax on certain stock-based compensation held thereby at a rate of 20%.

Based on the terms of the Spin-off and the rules for determining the Section 7874 Percentage, Technip Energies does not expect to be subject to the adverse consequences described above.

The above determinations, however, are subject to detailed regulations (the application of which is uncertain in various respects and would be impacted by future changes in such U.S. Treasury regulations, with possible retroactive effect) and are subject to certain factual uncertainties. There can be no assurance that the IRS will not challenge whether Technip Energies is subject to the above rules or that such a challenge would not be sustained by a court. If the IRS successfully applied these rules to Technip Energies, significant adverse tax consequences would result for Technip Energies and for certain Shareholders, including a higher effective corporate tax rate on Technip Energies.

If Technip Energies is a passive foreign investment company, U.S. holders of Technip Energies ordinary shares or ADSs could be subject to adverse U.S. federal income tax consequences.

A non-U.S. corporation generally will be treated as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year is passive income for purposes of the PFIC rules or (ii) at least 50% of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, a non-U.S. corporation is treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation the stock of which it owns, directly or indirectly, 25% or more of by value.

Based on the composition of our income, assets and operations, we do not believe we were a PFIC for the 2021 taxable year. However, the determination of whether we are a PFIC must be made annually after the close of each taxable year, depends on the particular facts and circumstances (including the value of our market capitalization, which may be volatile), and may also be affected by the interpretation and application of the PFIC rules. As a result, there can be no assurance regarding whether we will be a PFIC for our 2022 taxable year or in the future. If we are a PFIC for any taxable year, U.S. holders of Technip Energies ordinary shares or ADSs may be subject to adverse U.S. federal income tax consequences, including ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional information reporting obligations. Certain elections may be available to U.S. holders to address certain consequences as a result of the application of the PFIC rules, which elections may have their own adverse tax consequences. U.S. holders of our ordinary shares and ADSs should consult their own tax advisors regarding all aspects of the application of the PFIC rules to holding and disposing of Technip Energies ordinary shares and ADSs. For more information see “Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

If a U.S. person is treated as owning 10% or more of the ADSs or ordinary shares, such person may be subject to adverse U.S. federal income tax consequences.

If a U.S. person is treated as owning 10% or more of the value or voting power of the ADSs or shares, such person generally will be treated as a “United States shareholder” with respect to each “controlled foreign corporation,” or “CFC,” in our group (if any). A CFC is a non-U.S. corporation more than 50% of the stock (by vote or value) of which is owned (directly, indirectly or constructively) by “United States shareholders.” We are not actually controlled by “United states shareholders” for purposes of the CFC rules. However, our non-U.S. subsidiaries may be treated as CFCs under certain ownership attribution rules because we have U.S. subsidiaries. A United States shareholder of a CFC may be subject to additional U.S. federal income tax liabilities and reporting requirements. We do not intend to monitor whether we are or any of our non-U.S. subsidiaries is treated as a CFC for any purpose of the U.S. Internal Revenue Code or whether any investor is treated as a United States shareholder with respect to any of these entities or to furnish to any United States shareholders any information that may be necessary to comply with any applicable CFC rules. U.S. investors should consult their tax advisers regarding the potential application of these rules in their particular circumstances.

Item 4.	Information on the Company

A.	History and Development of the Company

Technip Energies was originally incorporated in October 2019 as a private limited liability company wholly and directly owned by TechnipFMC. Technip Energies was converted into a public limited liability company (naamloze vennootschap) incorporated and operating under the laws of the Netherlands on January 31, 2021. In February 2021, TechnipFMC completed the Spin-off of its Technip Energies business segment (including Genesis), Loading Systems and Cybernetix. The business of the Company is focused on engineering and technology for energy transition  through a broad array of activities, including in Liquefied Natural Gas (“LNG”), hydrogen and ethylene, sustainable chemistry (biofuels, chemicals, circular economy), de-carbonization (energy efficiency, blue hydrogen, carbon capture, utilization and storage) and carbon free solutions (green hydrogen, offshore wind, nuclear).

Since February 16, 2021, Technip Energies’ ordinary shares trade on the Euronext Paris Stock Exchange, a regulated market. Technip Energies has also established a sponsored American Depositary Receipts (“ADR”) program in the United States at the time of the Spin-Off. The ADRs are not listed on any national securities exchange in the United States or quoted on any automated inter-dealer quotation system in the United States and trade over-the-counter.

Reference is also made to Annual Report 2021, section “Message from the Chairman,” on pages 2-3 and section “Message from the Chief Executive Officer” on pages 4-5, included as exhibit 15.1 to this Form 20-F and incorporated by reference herein.

The table below recaps the following information about the Company.

Legal Name	Technip Energies N.V.

Commercial Name	Technip Energies

Date of Original Incorporation	October 16, 2019

Domicile	2126, boulevard de la Défense, 92000 Nanterre , France

Legal form	Public limited liability company (naamloze vennootschap)

Legislation under which the Company operates	Dutch law

Country of incorporation	The Netherlands

Address and telephone number of principal place of business	2126, boulevard de la Défense, 92000 Nanterre, France, +33 1 47 78 21 21

Important events

Reference is made to Annual Report 2021, section “Message from the Chief Executive Officer” on pages 4-5, section 1, subsection “Key Events” on pages 22-27, section 2.3.2. “Main Project Delivery Projects under Execution in 2021” on page 46, section 2.4.6. “Major TPS Highlights in 2021” on pages 49-50, section 2.6.1. “Business Outlook” on pages 54-55, section 2.6.7. “Other matters,” page 71 and 9.1.6. “Notes to Consolidated Financial Statements – Note 32. Subsequent events,” included as exhibit 15.1 to this Form 20-F and incorporated by reference herein.

Principal capital expenditures and divestitures

The Company did not have principal capital expenditures or divestitures from the date of its original incorporation to the date of this Form 20-F and no principal capital expenditures or divestitures are currently in progress.

Public takeover offers

No public takeover offers in respect of the Company’s shares or by the Company in respect of other companies’ shares occurred during 2021 or to date.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http:// www.sec.gov). The website of the Company is http://technipenergies.com.

B.	Business Overview

Technip Energies is a leading Engineering & Technology company for the energy transition, with leadership positions in LNG, hydrogen and ethylene as well as growing market positions in blue and green hydrogen, sustainable chemistry and CO2 management. The Company benefits from its robust project delivery model supported by an extensive technology, products and services offering.

Operating in 34 countries, the Company’s 15,000 people are fully committed to bringing its clients’ innovative projects to life, breaking boundaries to accelerate the energy transition for a better tomorrow. Technip Energies is positioned to play a critical role in assisting its clients reach their net zero targets as they reconcile rising global demand for energy, increasingly stringent environmental and climate targets, rising social and political pressures and the need for affordable and reliable energy supply. The Company offers solutions to meet these challenges through its emerging clean energy technologies, its array of tools to lower traditional industries emissions, and its decarbonizing solutions for the global energy chain, all of which allow its clients to diversify their offerings without diluting company returns.

The Company offers a comprehensive portfolio of technologies, products, projects, and services with capabilities spanning across early studies, technology licensing, proprietary equipment, and project management to full engineering and construction. It supports gas monetization, ethylene, hydrogen, refining, petrochemicals and polymers, fertilizers, and other activities, such as mining and metals, life sciences, floating offshore wind, renewables, and nuclear.

Reference is also made to the Annual Report 2021, section 1, subsection “Technip Energies at a glance” on pages 8-9 and 2.1. “Long-term value creation” on pages 32-33, included as exhibit 15.1 to this Form 20-F and incorporated by reference herein.

Main categories of products sold and services performed, Segments, and Markets

Reference is made to the Annual Report 2021, section 1, subsections “Technip Energies at a glance” on pages 8-9, “Energy Transition” on pages 14-17, “A focus on hydrogen” on pages 18-19, “A Focus on CO2” on pages 20-21, section 2.2. “Business lines to serve traditional and growth markets,” on pages 34-43, section 2.3. “Project Delivery” on pages 44-47 and section 2.4. “Technology, Products and Services,” on pages 47-50, included as exhibit 15.1 to this Form 20-F and incorporated by reference herein. We have not introduced any significant new product or service during 2021.

For information by segment, see also our response under Item 5.A. of this Form 20-F.

Reference is also made to our Annual Report 2021, section 9. “Annual accounts,” section 9.1.6. “Notes to Consolidated Financial Statements – Note 3. Segment Information” and section 9.1.6. “Notes to Consolidated Financial Statements – Note 4.2. Disaggregation of Revenue,” included as exhibit 15.1 to this Form 20-F and incorporated by reference herein, for a breakdown of total revenues by category of activity and geographic market.

Seasonality

The Company’s operating results are not subject to significant seasonality.

Raw materials

Reference is made to section 4.3.2.1. “Inflation in the price of project inputs” of our Annual Report 2021 on page 103, included as exhibit 15.1 to this Form 20-F and incorporated by reference herein.

Marketing channels

The Company works on very large projects, some of which generate revenues in excess of €1 billion for which its expertise is well-known, and it relies on its reputation to secure the opportunity to bid on future major projects. As to marketing channels, it participates in industry conferences such as the J.P. Morgan Energy, Power & Renewables Conference where its CEO or other senior executives are invited to speak. The Company also participates in trade fairs such as the Gastech industry conference, the European Hydrogen Conference and the OTC Asia conference and exhibition, where it is able to showcase and present its products and solutions. This is important for newer developments in energy transition where the market is still in the process of being established.

Patents, material contracts and new manufacturing processes

The Company is not dependent on any material patent or contract individually and has not implemented any new manufacturing process that is material to the Company’s business or profitability. Reference is also made to section 2.5.3. “Intellectual Property,” on page 54 of our Annual Report 2021, included as exhibit 15.1 to this Form 20-F and incorporated by reference herein. Several of our commercial customer relationships are concentrated in Russia and Qatar (see also sections 4.3.1.4. “Geopolitical conditions, including as a result of the current situation in Ukraine, could have a material adverse effect on our operations and financial results,” page 102, excluding paragraphs captioned “How this risk is managed,” included as exhibit 15.1 to this Form 20-F and incorporated by reference herein.) See also 4.3.1.5. “Due to the types of contracts we enter into and the markets in which we operate, the cumulative loss of several major contracts, customers, or alliances may have an adverse effect on our results of operations,” page 102, 4.3.4.3. “Our success will be affected by the use and protection of our proprietary technology,” pages 108-109 and 4.3.4.4. “Potential liabilities arising from equipment malfunctions, equipment misuse, personal injuries, and natural disasters, as well as uninsured claims and litigation against us, could have a material adverse effect on our business, results of operations, financial condition, or cash flows,” page 109 of our Annual Report 2021, excluding paragraphs captioned “How this risk is managed,” included as exhibit 15.1 to this Form 20-F and incorporated by reference herein.

Competitive position

Any statement regarding our competitive position in this Form 20-F or incorporated by reference herein is, except where stated otherwise, based on management’s analysis and review of publicly available information, It also secures access to well recognized sources such as the International Energy Agency, IHS Markit, Woodmac, Rystad and the Hydrogen Council, some of which are on a paying subscription basis.

Impact of regulation

Please see our response under Item 5.A. – Governmental policies, in this Form 20-F.

C.	Organizational Structure

Technip Energies N.V. is a holding company without direct business operations. The assets of Technip Energies N.V. are the equity interests that it directly and indirectly holds in its subsidiaries. For a description of our principal subsidiaries, reference is made to section 9.1.6. “Notes to Consolidated Financial Statements - Note 31.1. Principal subsidiaries”, included as exhibit 15.1 to this Form 20-F and incorporated by reference herein. The table below shows Technip Energies’ significant subsidiaries for the year ended December 31, 2021:

Legal entity name	Country	Ownership % held
Technip Energies International B.V.	Netherlands	100
GYGAZ SNC	France	84.5

D.	Property, plants and equipment

A number of material office facilities used by the Company are located in France and internationally in the United States, India, Australia, Malaysia and Italy, while the Company’s manufacturing facilities are located in France and India. There are no environmental issues that may affect the Company’s utilization of the property, plants and equipment/assets used by the Company. The Company has no material plans to construct, expand or improve its facilities.

The following table sets forth certain information regarding the Company’s major facilities.

Country	Location	Gross floor area (sqm)	Primary use	How assets are held
France	Nanterre, France	51300	Headquarters, Office	Leased
	La Garenne Colombes	17525	Office	Leased
	Sens	83000	Manufacturing	Owned
	Marseille	40445	Manufacturing	Owned
Italy	Rome	12200	Office	Owned
	Rome	12700	Office	Owned / Leased
	Rome	3300	Office	Leased
	Rome	4500	Office	Leased
	Rome	1700	Office	Owned
Malaysia	Kuala Lumpur	18535	Office	Leased
	Kuala Lumpur	8446	Office	Leased
India	Chennai, Taamil Nadu	17611	Office	Leased
	Mumbai, Maharashtra	9070	Office	Leased
	Dahej, Gujarat	116236	Manufacturing	Owned
United States of America	Houston, Texas	32510	Office	Leased
	Claremont, California	7414	Office	Leased

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with the rest of this Form 20-F and the documents incorporated by reference herein, including the Consolidated Financial Statements and accompanying notes, which are incorporated by reference herein and included in the Annual Report 2021. Except as otherwise stated, this Item 5 is based on the Consolidated Financial Statements, which are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Rounding and negative amounts. Certain figures in this annual report on Form 20-F, including financial data, have been rounded. Accordingly, figures shown as totals in certain tables may not be an exact arithmetic aggregation of the figures which precede them.

In preparing the Consolidated Financial Statements, most numerical figures are presented in millions of euros. For the convenience of the reader, certain numerical figures in this annual report on Form 20-F are rounded to the nearest thousand.

The percentages (as a percentage of revenues or costs and period-on-period percentage changes) presented in the textual financial disclosure in this annual report on Form 20-F are derived directly from the financial information contained in the Consolidated Financial Statements. Such percentages may be computed using the numerical figures expressed in millions of euros in the Consolidated Financial Statements. Therefore, such percentages are not calculated on the basis of the financial information in the textual disclosure that has been subjected to rounding adjustments in this annual report on Form 20-F.

In tables, negative amounts are shown between brackets.

Currency. All references in this section to “€” are to the single currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty on the functioning of the European Community, as amended from time to time. All references to “$” are to the lawful currency of the United States.

A.	Operating Results

For a description of our business outlook, reference is made to the Annual Report 2021, section 2.6.1. “Business Outlook” on pages 54-55, included as exhibit 15.1 to this Form 20-F and incorporated by reference herein.

Components of results of operations

Revenue

The Company’s principal products and services can primarily be categorized as either Project Delivery activities or Technology, Products and Services activities. See our Annual Report 2021, section 2.3. “Project Delivery,” on pages 44-47 and section 2.4. “Technology, Products and Services” on pages 47-50, included as exhibit 15.1 to this Form 20-F and incorporated by reference herein.

The Company’s Projects Delivery business provides comprehensive EPC delivery capability globally. The Company’s key capabilities leverage its operational and technical excellence as a global provider of EPC for the markets described in section 2.2. “Business lines to serve traditional and growth markets,” on pages 34-43, included as exhibit 15.1 to this Form 20-F and incorporated by reference herein to serve traditional and growth markets.

The activities within the Company’s Technology, Products and Services businesses are more versatile, combining proprietary technologies with associated licensing fees and equipment such as LNG Loading Arms and associated knowledge-based services into a global business for ethylene, refining, petrochemicals, inorganic and specialty chemicals as well as gas monetization. From technology definition, early engagement through scope definition, advanced technologies and project lifecycle support, the Company works closely with customers to provide the optimal approach to maximize their return on investment. Consulting and services may be provided under the Company’s specialist consulting brand, Genesis, or through the Company’s project management consulting or engineering services business lines. Reference is also made to section 2.4. “Technology, Products and Services,” on pages 47-50, included as exhibit 15.1 to this Form 20-F and incorporated by reference herein.

Cost of sales

The principal components of the Company’s cost of sales include: (i) contract procurement and sub-contract costs, (ii) staff costs on contracts, including salaries, bonuses, benefits and share-based compensation expense and facilities costs, and (iii) rental, utilities and maintenance costs.

Selling, general and administrative expense

Selling expenses primarily consist of costs incurred to win a contract including commercial teams costs, studies for the bidding process, tender preparation costs and advertising expenses.

General and administrative expenses consist mainly of salaries, bonuses, benefits and share-based compensation expense for the Company’s management and administrative employees, professional services fees, office facilities and other support overhead costs.

Research and development expense

Research and development expenses include direct personnel, material, and service costs as well as certain indirect and other costs incurred in research and development activities.

Impairment, restructuring and other expenses (income)

Impairment, restructuring and other expenses primarily consist of costs incurred in connection with the implementation of restructuring plans to reduce costs and better align its workforce with anticipated activity levels.

Other income (expense), net

Other income (expense), net, mostly reflects foreign currency gains and losses, including gains and losses associated with the remeasurement of net cash positions.

Share of profit (loss) of equity-accounted investees

Share of profit (loss) of equity-accounted investees reflects the Company’s percentage share of operating results from equity method investments. This typically represents a portion of project revenue for those projects that the Company performs as part of a joint venture and where it is a minority participant in the project joint venture.

Financial income (expense), net

Financial income (expense), net, mainly includes revaluation of Yamal Joint Venture Partners’ MRL based on revised profitability estimates of the project. To a lesser extent, financial income (expense), net also comprises net proceeds from deposits of cash and cash equivalents.

Income tax (expense)/profit

Income tax (expense)/profit reflects management’s best assessment of estimated future taxes to be paid, including current and deferred income taxes.

The Company’s effective tax rate can fluctuate depending on the applicable country’s mix of earnings, which may change based on changes in the jurisdictions in which the Company operates.

Net profit (loss)

In regards to net profit (loss) attributable to Technip Energies, the Company recorded a legal provision of €220.8 million in 2018 related to a DOJ investigation into offshore platform projects awarded between 2003 and 2007 executed in Brazil by a joint venture company in which the Company was a minority participant, and also certain other projects performed by the members of the Technip Energies Group in Brazil between 2002 and 2013. This provision (as discussed in our Annual Report 2021, section 7.2. “Compliance Investigations” on page 168, included as exhibit 15.1 to this Form 20-F and incorporated by reference herein) was the primary driver of the net loss recognized in 2018, and was partially offset by the release of project contingencies associated with reaching key milestones. The increase in net profit in 2019 was a result of the aforementioned non-recurring legal provision recorded in 2018 coupled with solid execution on key projects which neared completion.

Recent significant transactions

The comparability of the year-to-year results of the Company’s operations can be significantly affected by acquisitions and divestments and other transactions. The transactions of significance during 2021, 2020 and, 2019 are described below.

Significant transactions in 2021

On April 27, 2021, the Technip Energies Group’s participation in Inocean AS was increased to 100% by acquiring the remaining 49% of Inocean AS that the Group did not already own for €2.0 million. Inocean AS was already fully consolidated. The carrying amount of non-controlling interest, at the date of acquisition, was €0.5 million.

The Group did not have any other significant acquisitions and divestitures during the twelve months ended December 31, 2021.

Significant transactions in 2020

On October 7, 2020, the Company signed a Memorandum of Understanding with McPhy Energy S.A. (“McPhy”), a leading manufacturer and supplier of carbon-free hydrogen production and distribution equipment, pursuant to which the Company and McPhy would jointly work on technology development and project implementation. On October 14, 2020, the Company purchased 638,297 shares of McPhy, representing a 2.29% capital interest in McPhy, for aggregate consideration of €15 million as part of a private placement offering by McPhy. Pursuant to the share subscription agreement executed by the Company and McPhy in connection with such private placement, the Company has one representative on McPhy’s Board of Directors.

Significant transactions in 2019

On June 25, 2019, TechnipFMC announced a global resolution to pay a total of $301.3 million to the U.S. Department of Justice (“DOJ”) and the Brazilian authorities (the Federal Prosecution Service (“MPF”), the Comptroller General of Brazil (“CGU”) and the Attorney General of Brazil (“AGU”)) to resolve certain anti-corruption investigations, of which $281.3 million is related to the Technip Energies Business.

Results of operations

The tables below set out the results of operations of the Company for the years ended December 31, 2021, 2020 and 2019.

(In millions of €)	December 31, 2021	December 31, 2020	December 31, 2019
	(In millions of €)
Revenue	6,433.7	5,748.5	5,768.7
Costs and expenses
Cost of sales	(5,521.4)	(4,734.4)	(4,518.0)
Selling, general and administrative expense	(300.7)	(364.2)	(406.9)
Research and development expense	(38.6)	(38.1)	(42.0)
Impairment, restructuring and other expenses (income)	(32.0)	(96.3)	(92.8)
Other income (expense), net	15.0	(1.9)	(38.7)
Operating profit (loss)	556.0	513.6	670.3
Share of profit (loss) of equity-accounted investees	33.1	4.0	2.9
Profit (loss) before financial expense, net and income taxes	589.1	517.6	673.2
Financial income	16.6	24.8	65.2
Financial expense	(218.4)	(208.9)	(400.0)
Profit (loss) before income taxes	387.3	333.5	338.4
Income tax (expense)/profit	(126.7)	(113.4)	(185.2)
Net profit (loss)	260.6	220.1	153.2
Net (profit) loss attributable to non-controlling interests	(16.0)	(13.3)	(6.9)
NET PROFIT (LOSS) ATTRIBUTABLE TO TECHNIP	244.6	206.8	146.3

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

The Company’s revenue increased by 11.9%, or €685.2 million, to €6,433.7 million for the year ended December 31, 2021, from €5,748.5 million for the year ended December 31, 2020 due to the continued activity increase on Arctic LNG 2, combined with the ramp up of recently awarded LNG projects, more than offset by a lower contribution of maturing downstream and petrochemicals projects in the Americas, Middle-East and India.

	Year ended December 31,
	2021	2020	change
	(In millions of €)
Project Delivery	5,132.5	4,687.9	9.5%
Technology, Products and Services	1,301.2	1,060.6	22.7%
Total Revenue	6,433.7	5,748.5	11.9%

Project Delivery revenues increased by 9.5%, despite the challenging market conditions related to the COVID-19 pandemic, which included restrictions in some areas of operation, as well as logistics constraints. Revenues benefited from significant activity on our Arctic LNG 2 project and increased activity in recently awarded LNG and downstream projects, which offset lower revenue from maturing downstream projects in the Americas and India.

The increase in Technology, Products and Services by 22.7% is driven by growth in services and process technology activity, including licensing, proprietary equipment (notably for PBAT, a biodegradable polymer, and ethylene), and sustainable chemistry, as well as loading systems and continued to benefit from a sustained period of strong order intake.

In terms of geographic location, the increase in revenue is primarily attributable to the Europe & Russia and Africa & Middle East regions. The following table sets forth our revenue by geographic location for the years ended December 31, 2021 and 2020.

	Year ended December 31,
	2021	2020	change
	(In millions of €)
Europe & Russia	3,592.5	2,754.7	30.4%
Africa & Middle East	1,394.0	1,172.6	18.9%
Asia Pacific	867.9	960.2	(9.6)%
Americas	579.3	861.0	(32.7)%
Total Revenue	6,433.7	5,748.5	11.9%

Our revenue in Europe & Russia increased by 30.4% to €3,592.5 million mainly due to the increased activity in the Arctic LNG 2 project.

Africa & Middle East revenues increased by 18.9%, or €221.4 million, mainly due to the award of the Qatar NFE project in the first quarter of 2021.

These increases were partially offset by a 9.6% decrease, or €92.3 million, in the Asia Pacific region, which is primarily due to a portfolio of projects reaching their maturity and a 32.7% or €281.7 million decrease in the Americas primarily driven by the completion of the Blade EPC project in 2020.

Cost of sales

Cost of sales increased by 16.6%, or €787.0 million, to €5,521.4 million for the year ended December 31, 2021, from €4,734.4 million for the year ended December 31, 2020. The increase is directly related to the evolution of the projects detailed above under “Revenue” part.

Selling, general and administrative expense

Selling, general and administrative expense decreased by 17.4%, or €63.5 million, to €300.7 million for the year ended December 31, 2021, from €364.2 million for the year ended December 31, 2020, due to a decrease of the tendering activity and a decrease of General and Administrative costs as a result of the cost reduction initiative launched in 2020 combined with the new company’s cost structure setup.

Research and development expense

Research and development expense increased by 1.3%, or €0.5 million, to €38.6 million for the year ended December 31, 2021, from €38.1 million for the year ended December 31, 2020, with a continuous focus on further development of the Process Technology portfolio, with notable activity in the energy transition domains of hydrogen and sustainable chemistry. In addition, investments continued on digitalization initiatives to enhance project delivery and services capability.

For further information on the Company’s research and development policies and additional product information, see our Annual Report 2021, section 2.5. “Research and Technology,” on pages 51-53, included as exhibit 15.1 to this Form 20-F and incorporated by reference herein.

Impairment, restructuring and other expense (income)

Impairment, restructuring and other expense (income) decreased by 66.8%, or €64.3 million, to an expense of €32.0 million for the year ended December 31, 2021, from an expense of €96.3 million for the year ended December 31, 2020, primarily due to severance and COVID-19 costs recorded as a one-off in 2020 partially offset by increase of the separation costs linked to the spin-off activities occurred in 2021.

Other income (expense), net

Other expense, net, increased by €16.9 million to a net income of €15.0 million for the year ended December 31, 2021 from a net expense of €1.9 million for the year ended December 31, 2020. The increase is mainly coming from the variation of foreign currency (loss) gain.

Share of profit (loss) of equity-accounted investees

Share of profit (loss) of equity-accounted investees increased by €29.1 million, to €33.1 million for the year ended December 31, 2021 from €4.0 million for the year ended December 31, 2020. Most of the variation between 2020 and 2021 is explained by the achievement of milestones on the project Coral FLNG.

Financial income (expense), net

Financial expense, net increased by 9.6%, or €17.7 million, from a net expense of €184.1 million in 2020 to a net expense of €201.8 million in 2021. The variation is explained by the decrease in interest incomes generated on amounts deposited as well as higher interest expenses notably due to the new financing of the Group.

Income tax (expense)/profit

Income tax increased by 11.7%, or €13.3 million, from €113.4 million for the year ended December 31, 2020 to €126.7 million for the year ended December 31, 2021. This increase is proportionate to the increase of the income before tax and reflects an effective tax rate of 32.7% versus 34.0% in 2020. The decrease in the effective tax rate is largely explained by the decrease in the French income tax rate (from 32.02% to 28.41%) and a favorable mix of earnings (i.e. breakdown of the countries from which the Company sources earnings) weighted by incremental taxes, such as non-creditable foreign withholding taxes or local tax reported as income tax.

Year ended December 31, 2020 compared to year ended December 31, 2019

Consolidated Financial Statements for the period from January 1 to December 31, 2021 include comparative information (for the years 2020 and 2019) extracted from Technip Energies’ Combined financial statements. Information for these periods constitute the Technip Energies Group’s Consolidated Financial Statements at December 31, 2021.

Revenue

The Company’s revenue decreased by 0.4%, or €20.2 million, to €5,748.5 million for the year ended December 31, 2020, from €5,768.7 million for the year ended December 31, 2019.

The contribution from Yamal LNG to the Company’s revenues decreased as compared to the year ended December 31, 2019 as a result of the project nearing completion. The decrease was more than offset by increasing revenue contributions from the main EPC projects signed in 2019, notably Arctic LNG 2, BP Tortue Gas FPSO, Exxon Beaumont Refinery Expansion Project and from the MIDOR refinery extension and modernization project.

The revenue decrease in Technology, Products and Services was mainly driven by certain historical furnaces technology contracts nearing completion. It was partially offset by the diversification of new technologies and competencies in renewable technologies, including revenues relating to the Company’s Neste Singapore Renewable Products Expansion Project and services relating to the Company’s Biomass-to-Liquid (BTL) projects in Sweden & Finland.

	Year ended December 31,
	2020	2019	change
	(In millions of €)
Project Delivery	4,687.9	4,565.5	2.7%
Technology, Products and Services	1,060.6	1,203.2	(11.9)%
Total Revenue	5,748.5	5,768.7	(0.4)%

Project Delivery revenues increased by 2.7% primarily due to the continued increased activity in the Arctic LNG 2 project and solid progress across a portfolio of projects in procurement and construction phases, which offset a decline in revenue due to the Yamal LNG project.

The decrease in Technology, Products and Services of 11.9% was primarily driven by the impact of COVID-19.

In terms of geographic location, the revenue mix remained stable, with the increase in the Europe & Russia and Americas regions balancing the decrease in the Africa & Middle East and Asia Pacific regions. The following table sets forth our revenue by geographic location for the years ended December 31, 2020 and 2019.

	Year ended December 31,
	2020	2019	change
	(In millions of €)
Europe & Russia	2,754.7	2,603.9	5.8%
Africa & Middle East	1,172.6	1,445.1	(18.9)%
Asia Pacific	960.2	1,023.1	(6.1)%
Americas	861.0	696.6	23.6%
Total Revenue	5,748.5	5,768.7	(0.4)%

Europe & Russia revenues increased by 5.8%, or €150.8 million, due to the Arctic LNG 2 project ramp-up and proceeding to procurement and construction phases.

Africa & Middle East revenues decreased by 18.9%, or €272.5 million, with mature projects nearing completion.

Asia Pacific revenues decreased by €62.9 million due to the Prelude FLNG project nearing completion.

Americas revenues increased by 23.6%, or €164.4 million, due to new project awards signed in the prior year.

Cost of sales

Cost of sales increased by 4.8%, or €216.4 million, to €4,734.4 million for the year ended December 31, 2020 from €4,518.0 million for the year ended December 31, 2019. This increase is directly related to the evolution of the projects detailed above under “Revenue” part with an incremental profitability of the project portfolio.

Selling, general and administrative expense

Selling, general and administrative expense decreased by 10.5%, or €42.7 million, to €364.2 million for the year ended December 31, 2020 from €406.9 million for the year ended December 31, 2019. This decrease is mainly a result of the expenses reduction after a series of cost reduction initiatives implemented in response to the deteriorated market environment driven in part by COVID-19 pandemic.

Research and development expense

Research and development expense decreased by 9.3%, or €3.9 million, to €38.1 million for the year ended December 31, 2020 from €42.0 million for the year ended December 31, 2019, with a continuous focus on further development of the Process Technology portfolio, with notable activity in the energy transition domains of hydrogen and sustainable chemistry. In addition, investments continued on digitalization initiatives to enhance project delivery and services capability.

For further information on the Company’s research and development policies and additional product information, see our Annual Report 2021, section 2.5. “Research and Technology,” on pages 51-53, included as exhibit 15.1 to this Form 20-F and incorporated by reference herein.

Impairment, restructuring and other expenses (income)

Impairment, restructuring and other expenses (income) increased by 3.8%, or €3.5 million, to an expense of €96.3 million for the year ended December 31, 2020 from an expense of €92.8 million for the year ended December 31, 2019. This increase consisted primarily of one-off costs associated with the cost reduction program, separation costs related to the spin-off transaction, and direct COVID-19 expenses.

Other income (expense), net

Other expense, net, decreased by €36.8 million to a net expense of €1.9 million for the year ended December 31, 2020 from a net expense of €38.7 million for the year ended December 31, 2019. This decrease resulted mainly from the DOJ litigation recorded in December 31, 2019. See also our Annual Report 2021, section 2.6.7. “Other matters,” page 71, included as Exhibit 15.1 to this Form 20-F and incorporated by reference herein.

Share of profit (loss) of equity-accounted investees

Share of profit (loss) of equity-accounted investees increased by €1.1 million, to €4.0 million for the year ended December 31, 2020 from €2.9 million for the year ended December 31, 2019. The increase is mainly due to gains on foreign exchange on the BAPCO project.

Financial income (expense), net

Financial expense, net decreased by 45.0%, or €150.7 million, from a net expense of €(334.8) million in 2019 to a net expense of €(184.1) million in 2020 primarily due to the decrease of the revaluation of Yamal Joint Venture Partners’ MRL as the profitability of the Yamal LNG project declined in 2020.

Income tax (expense)/profit

Income tax decreased by 38.8%, or €71.8 million, from €185.2 million for the year ended December 31, 2019 to €113.4 million for the year ended December 31, 2020.

The provision for income taxes for the twelve months ended 31 December 2020 and 2019 reflected effective tax rates of 34.0% and 54.7% respectively. This decrease was due to the combined effects of the decrease in the French income tax standard rate (from 34.43% to 32.02%) and a favorable mix of forecasted earnings with a decrease of non-deductible provisions, as well as tax contingencies.

The effective tax rate can fluctuate depending on the breakdown of the countries from which the Company sources earnings, as the foreign earnings of the Company are generally subject to different tax rates than the rate applicable in France.

Order Intake and Backlog

Order Intake represents the estimated sales value of confirmed customer orders received during the reporting period. For service or consulting contracts in which the customer is charged a fixed rate based on the time spent that corresponds to the value transferred to the customer, the Company recognizes Order Intake when it has the right to invoice as service has been rendered.

	2021	2020	2019
	(In millions of €)
Order Intake	10,383.3	4,355.0	11,866.6

Order Intake at December 31, 2021 increased by €6,028.3 million compared to December 31, 2020 benefiting from major award for the Qatar North Field Expansion and downstream projects in U.A.E. and India.

Order Intake at December 31, 2020 decreased by €7,511.6 million compared to December 31, 2019 due mainly to recognition of the Arctic LNG 2 project order intake recognized in the second quarter of 2019 which was partially offset by significant awards in LNG and downstream which occurred in the second semester of 2020.

Order Backlog is calculated as the estimated sales value of unfilled, confirmed customer orders at the reporting date. For more information on Order Backlog, see our Annual Report 2021, section 9.1.6. “Notes to Consolidated Financial Statements - Note 4.4. Transaction price allocated to the remaining unsatisfied performance obligations,” included as exhibit 15.1 to this Form 20-F and incorporated by reference herein.

Order Backlog is recognized for both lump-sum turnkey contracts, as well as reimbursable contracts up to the firm contract amount agreed with the client that is expected to be recovered from the client to satisfy the Company’s performance obligation.

	2021	2020	2019
	(In millions of €)
Order Backlog	15,916.9	11,491.0	13,676.4

Order Backlog at December 31, 2021 increased by €4,425.9 million compared to December 31, 2020 due mainly to the major award of the Qatar North Field Expansion and downstream projects in U.A.E.

Order Backlog at December 31, 2020 decreased by €2,185.4 million compared to December 31, 2019 primarily due to the recognition of the Arctic LNG 2 project increasing significantly Order Backlog as of end of 2019 and the limited final investment decisions taken in the first half of 2020 amidst the COVID-19 pandemic and service orders booked in the period were lower than revenues.

Non-IFRS Financial Measures

Definitions

Certain parts of this annual report on Form 20-F contain the following non-IFRS financial measures: Adjusted Recurring EBIT, Adjusted Recurring EBITDA, Adjusted net (debt) cash, Adjusted Order Backlog, and Adjusted Order Intake, which are not recognized as measures of financial performance or liquidity under IFRS.

The non-IFRS financial measures presented are not measures of financial performance under IFRS, but measures used by management to monitor the underlying performance of the Company’s business and operations and, accordingly, they have not been audited or reviewed. Further, they may not be indicative of the Company’s historical operating results, nor are such measures meant to be predictive of the Company’s future results. These non-IFRS financial measures are presented in this annual report on Form 20-F because management considers them important supplemental measures of the Company’s performance and believes that similar measures are widely used in the industry in which the Company operates as a means of evaluating a company’s operating performance and liquidity.

However, not all companies calculate non-IFRS financial measures in the same manner or on a consistent basis. As a result, these measures and ratios may not be comparable to measures used by other companies under the same or similar names. Accordingly, undue reliance should not be placed on the non-IFRS financial measures contained in this annual report on Form 20-F and they should not be considered as a substitute for revenue, operating profit for the year, cash flow or other financial measures computed in accordance with IFRS.

The presentation of the non-IFRS financial measures in this annual report on Form 20-F should not be construed as an implication that the Company’s future results will be unaffected by exceptional or non-recurring items.

The non-IFRS financial measures should be considered together with the Consolidated Financial Statements.

The non-IFRS financial measures are determined by integrating line by line for their respective share incorporated construction project entities that are not fully owned by the Company, as follows:

•
Jointly controlled entities or equity affiliates accounted for under the equity method under IFRS, are contributing line by line at their respective proportionate share, reflecting the portion owned by the Company. Over the periods presented in this annual report on Form 20-F, the entities for which adjustments are performed are ENI CORAL FLNG, BAPCO Sitra Refinery and Arctic LNG 2. The entities are accounted for under the equity method under IFRS and are included line by line at 50%, 36% and 33.3% respectively, proportionally to the Company’s share. From 2020, the limited value engineering scope of the Rovuma project is accounted for under the equity method under IFRS and the Company’s 33.3% proportional share is consolidated in the applicable line items. From 2021, Nova energies entity and two affiliates of the NFE joint venture are accounted for under the equity method under IFRS and Company’s 50% proportional share is consolidated in the applicable line items.

•
Controlled entities fully consolidated under IFRS and where non-controlling interests exceed 25% are contributing proportionally in the non-IFRS  financial measures to reflect the Company’s share in these entities. As of and for all the periods presented in this annual report on Form 20-F, an adjustment is performed for Yamal LNG, which is included line by line at 50%, proportionally to the Company’s share, whereas under IFRS the entity is fully consolidated over these periods.

Each of the non-IFRS  financial measures is defined below:

•
Adjusted Revenue: Adjusted Revenue represents the revenue recorded under IFRS as adjusted according to the method described below. For the periods presented in this document, the Company’s proportionate share of joint venture revenue from the following projects was included: the revenue from ENI CORAL FLNG, Yamal LNG and NFE is included at 50%, the revenue from BAPCO Sitra Refinery is included at 36%, the revenue from the in-Russia construction and supervision scope of Arctic LNG 2 is included at 33.3%, the revenue from the joint-venture Rovuma is included at 33.3%, the revenue from Nova Energies is included at 50%. The Company believes that presenting the proportionate share of its joint-venture revenue in construction projects carried out in joint arrangements enables management and investors to better evaluate the performance of the Company’s core business period-over-period by assisting them in more accurately understanding the activities actually performed by the Company on these projects.

•
Recurring EBIT: Recurring EBIT represents the profit before financial expense, net and income taxes recorded under IFRS less items considered as non-recurring: including (i) COVID-19 costs, (ii) merger transaction and integration costs incurred in the context of the merger between Technip and FMC Technologies until 2019 and separation costs associated with the Spin-off transaction,(iii) restructuring expenses, (iv) gain/loss from discontinued operations, and (v) costs arising out of significant litigation that have arisen outside of the ordinary course of business. The Company believes that the exclusion of these expenses or profits from EBIT enables investors and management to more effectively evaluate the Company’s operations and consolidated results of operations period-over-period, and to identify operating trends that could otherwise be masked to both investors and management by the excluded items.

•
Adjusted Recurring EBIT: Adjusted Recurring EBIT represents Recurring EBIT as adjusted to reflect, line-by-line for their respective share, incorporated construction project entities that are not fully owned by the company (applying the method described under Adjusted Revenue). The Company believes that the exclusion of these expenses or profits from these financial measures enables investors and management to more effectively evaluate the Company’s operations and consolidated results of operations period-over-period, and to identify operating trends that could otherwise be masked to both investors and management by the excluded items.

•
Adjusted Recurring EBITDA: Adjusted Recurring EBITDA corresponds to the Adjusted Recurring EBIT as described above after deduction of depreciation and amortization expenses and as adjusted to reflect for their respective share construction project entities that are not fully owned by the Company. The Company believes that the exclusion of these expenses or profits from these financial measures enables investors and management to more effectively evaluate the Company’s operations and consolidated results of operations period-over-period, and to identify operating trends that could otherwise be masked to both investors and management by the excluded items.

•
Adjusted Order Intake: Order intake corresponds to signed contracts which have come into force during the reporting period. Adjusted Order Intake adds the proportionate share of orders signed related to equity affiliates (ENI Coral FLNG, BAPCO Sitra Refinery, Arctic LNG 2 for the In-Russia construction and supervision scope, the joint-venture Rovuma, two affiliates of the NFE joint-venture, and the Nova Energies joint venture) and restates the share of order intake attributable to the non-controlling interests in Yamal LNG. This financial measure is closely connected with the Adjusted Order Backlog in the evaluation of the level of the Company’s forthcoming activities by presenting its proportionate share of contracts which came into force during the period and that will be performed by the Company.

•
Adjusted Order Backlog: Order backlog is calculated as the estimated sales value of unfilled, confirmed customer orders at the relevant reporting date. Adjusted Order Backlog takes into account the Company’s proportionate share of order backlog related to equity affiliates (ENI Coral FLNG, BAPCO Sitra Refinery, Arctic LNG 2 for the In-Russia construction and supervision scope, the joint venture Rovuma, two affiliates of the NFE joint-venture, and the Nova Energies joint-venture) and restates the share of order backlog related to the Company’s non-controlling interest in Yamal LNG. The Company believes that the Adjusted Order Backlog enables management and investors to evaluate the level of the Company’s core business forthcoming activities by including its proportionate share in the estimated sales coming from construction projects in joint arrangements.

•
Adjusted net (debt) cash: Adjusted net (debt) cash reflects cash and cash equivalents, net of debt (including short term debt and loans due to/due from the TechnipFMC Group), as adjusted according to the method described above under Adjusted Revenue. Management uses this APM to evaluate the Company’s capital structure and financial leverage. The Company believes Adjusted net debt (if debtor), or Adjusted net cash (if creditor), is a meaningful financial measure that may assist investors in understanding the Company’s financial condition and recognizing underlying trends in its capital structure.

Projects Delivery - Adjusted IFRS

	December 31, 2021	December 31, 2020	% change
	(In millions of €)
Revenue	5,132.5	4,687.9	9.5%
Adjustments(1)	231.9	266.0	(12.8)%
Adjusted revenue	5,364.4	4,953.9	8.3%
EBIT	529.2	547.9	(3.4)%
Adjustments(2)	2.3	(40.1)	(105.7)%
Recurring EBIT	531.5	507.8	4.7%
Adjustments(1)	(189.5)	(181.4)	4.5%
Adjusted recurring EBIT	342.0	326.4	4.8%
Adjusted Recurring EBIT Margin %	6.4%	6.6%	(20) bps

(1) For an explanation of the adjustments see “Non-IFRS Financial Measures– Definitions” section above.

(2) Recurring EBIT represents the profit before financial expense, net and income taxes recorded under IFRS less items considered as non-recurring: including (i) COVID-19 costs, (ii) merger transaction and integration costs incurred in the context of the merger between Technip and FMC Technologies until 2019 and separation costs associated with the Spin-off transaction,(iii) restructuring expenses, (iv) gain/loss from discontinued operations, and (v) costs arising out of significant litigation that have arisen outside of the ordinary course of business. The Company believes that the exclusion of these expenses or profits from EBIT enables investors and management to more effectively evaluate the Company’s operations and consolidated results of operations period-over-period, and to identify operating trends that could otherwise be masked to both investors and management by the excluded items.

Adjusted Revenue increased year-on-year by 8.3% to €5,364.4 million. This growth was achieved despite the testing external environment related to the pandemic, which included restrictions in some areas of operation, as well as constraints around logistics. Revenues benefited from significant activity on Arctic LNG 2, the ramp-up of recently awarded LNG and downstream projects. This more than offset lower contributions year-on-year from maturing downstream projects in the Americas and India.

Adjusted Recurring EBIT increased year-on-year by 4.8% to €342.0 million.

Adjusted Recurring EBIT margin slightly declined by 20 basis points to 6.4% largely due to growth in revenues from major projects in an early stage and corporate costs that have been more fully allocated to the operating segment. This was partially offset by projects in completion phase in Africa, the Middle East and Europe, as a contribution from Yamal LNG as it progresses through the warranty phase and a lower indirect cost base overall. The contribution from Yamal LNG was broadly flat year-over-year as it progresses through the warranty phase. For 2021, direct expenses relating to COVID-19 were absorbed within Adjusted Recurring EBIT (in 2020 COVID-19 expenses were excluded from Adjusted Recurring EBIT).

	December 31, 2021	December 31, 2020	change
	(In millions of €)
Order Intake	9,055.8	3,159.0	5,896.8
Adjustments(1)	(584.3)	(63.1)	(521.2)
Adjusted Order Intake	8,471.5	3,095.9	5,375.6

(1) For an explanation of the adjustments see “Non-IFRS Financial Measures – Definitions” section above.

Adjusted Order Intake at December 31, 2021 increased by €5,375.6 million compared to December 31, 2020 benefiting from major award for the Qatar North Field Expansion and downstream projects in U.A.E. and India.

	December 31, 2021	December 31, 2020	change
	(In millions of €)
Order Backlog	14,671.4	10,392.0	4,279.4
Adjustments(1)	472.6	1,254.4	(781.8)
Adjusted Order Backlog	15,144.0	11,646.4	3,497.6

(1) For an explanation of the adjustments see “Non-IFRS Financial Measures– Definitions” section above.

Adjusted Order Backlog at December 31, 2021 increased by €3,497.6 million compared to December 31, 2020 explained by the increase of Adjusted Order Intake partially offset by the continued Arctic LNG 2 project execution.

Technology, Products & Services (TPS) - Adjusted IFRS

	December 31, 2021	December 31, 2020	% change
	(In millions of €)
Revenue	1,301.2	1,060.6	22.7%
Adjustments(1)	1.5	—	—
Adjusted Revenue	1,302.8	1,060.6	22.8%
EBIT	118.0	62.5	88.8%
Adjustments(2)	1.2	23.4	(94.9)%
Recurring EBIT	119.2	86.0	38.6%
Adjustments(1)	0.1	—	—
Adjusted Recurring EBIT	119.3	86.0	38.7%
Adjusted Recurring EBIT Margin %	9.2%	8.1%	110 bps

(1) For an explanation of the adjustments see “Non-IFRS Financial Measures– Definitions” section above.

(2) Recurring EBIT represents the profit before financial expense, net and income taxes recorded under IFRS less items considered as non-recurring: including (i) COVID-19 costs, (ii) merger transaction and integration costs incurred in the context of the merger between Technip and FMC Technologies until 2019 and separation costs associated with the Spin-off transaction,(iii) restructuring expenses, (iv) gain/loss from discontinued operations, and (v) costs arising out of significant litigation that have arisen outside of the ordinary course of business. The Company believes that the exclusion of these expenses or profits from EBIT enables investors and management to more effectively evaluate the Company’s operations and consolidated results of operations period-over-period, and to identify operating trends that could otherwise be masked to both investors and management by the excluded items.

Adjusted Revenue increased year-on-year by 22.8% to €1,302.8 million, driven by growth in services and Process Technology activity including licensing, proprietary equipment (notably for PBAT, a biodegradable polymer, and ethylene), and Sustainable Chemistry, as well as Loading Systems which continues to benefit from a sustained period of strong order intake.

Adjusted Recurring EBIT increased year-on-year by 38.7% to €119.3 million.

Adjusted Recurring EBIT margin increased year-on-year by 110 basis points to 9.2%, benefiting from higher activity levels and revenue contribution from Process Technology and services, as well as growth in aftermarket services for Loading Systems including repair and revamp work.

	December 31, 2021	December 31, 2020	change
	(In millions of €)
Order Intake	1,327.5	1,196.0	131.5
Adjustments(1)	(9.1)	—	(9.1)
Adjusted Order Intake	1,318.4	1,196.0	122.4

(1) For an explanation of the adjustments see “Non-IFRS Financial Measures– Definitions” section above.

Adjusted Order Intake at December 31, 2021 increased by €122.4 million compared to December 31, 2020 benefiting from new contracts in Europe notably around Biofuels and added value services in Gas processing and CO2 capture.

	December 31, 2021	December 31, 2020	change
	(In millions of €)
Order Backlog	1,245.6	1,098.6	147.0
Adjustments(1)	(1.2)	—	(1.2)
Adjusted Order Backlog	1,244.3	1,098.6	145.7

Adjusted Order Backlog at December 31, 2021 increased by €145.7 million compared to December 31, 2020 following the growth on Adjusted Order Intake.

(1) For an explanation of the adjustments see “Non-IFRS Financial Measures– Definitions” section above.

Corporate and other items

	December 31, 2021	December 31, 2020	change
	(In millions of €)
EBIT	(58.1)	(92.9)	34.8
Adjustments(1)	28.4	31.1	(2.7)
Recurring EBIT	(29.7)	(61.7)	32.0
Adjustments(2)	(0.6)	3.2	(3.8)
Adjusted Recurring EBIT	(30.3)	(58.5)	28.2

(1)Adjustments are mainly made of non-recurring items such as separation costs in 2021 and restructuring or COVID-19 costs for the year ended December 31, 2020.

(2) For an explanation of the adjustments see “Non-IFRS Financial Measures– Definitions” section above.

Adjusted Recurring EBIT decreased year-on-year by 48.2% to €(30.3) benefiting from a fuller allocation to the operating segments and foreign exchange impact.

Adjusted net (debt) cash

The following table provides a reconciliation of the Company’s Adjusted Cash and cash equivalents to Adjusted net (debt) cash, utilizing details of classifications from the Company’s consolidated statement of financial position:

	December 31, 2021	December 31, 2020	change
	(In millions of €)
Cash and cash equivalents	3,638.6	3,189.7	448.9
Adjustments(1)	171.5	(125.3)	296.8
Adjusted cash and cash equivalents	3,810.1	3,064.4	745.7
Less: Adjusted debt	683.3	402.3	281.0
Less: Adjusted loans due to TechnipFMC	-	77.2	(77.2)
Add: Adjusted loans due from TechnipFMC	-	121.8	(121.8)
Adjusted Net (Debt) Cash	3,126.8	2,706.7	420.1

Adjusted net cash increased by 16% or €420.1 million between December 31, 2020 and 2021, from €2,706.7 million to €3,126.8 million primarily due to the climb by €745.7 million of adjusted cash and cash equivalents which effect is slightly compensated by the debt increase of €281.0 million (see our Annual Report 2021, section 9.1.6. “Notes to Consolidated Financial Statements – Note 22. Debt (Long and Short-Term),” included as exhibit 15.1 to this Form 20-F and incorporated by reference herein.

Off-balance-sheet arrangements and contingent liabilities

The Company has no uncombined special purpose financing or partnership entities or other off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. See also our Annual Report 2021, section 9.1.6. “Notes to Consolidated Financial Statements – Note 29. Commitments and contingent liabilities,” included as exhibit 15.1 to this Form 20-F and incorporated by reference herein.

Impact of foreign currency fluctuations

For purposes of mitigating the effect of changes in exchange rates, Technip Energies holds derivative financial instruments to hedge the risks of certain identifiable and anticipated transactions and recorded assets and liabilities in the condensed consolidated statement of financial position. For further information on foreign currency risk exposure and management, see our Annual Report 2021, section 9.1.6. “Notes to Consolidated Financial Statements – Note 26.2. Derivative financial instruments,” on pages 225-227 and section 9.1.6. “Notes to Consolidated Financial Statements – Note 28. Market related exposure,” included as exhibit 15.1 to this Form 20-F and incorporated by reference herein.

Governmental policies

Reference is made to the following sections of our Annual Report 2021: 3.1.3. “EU Taxonomy” on pages 79-80, 3.4.2. “Anti-Corruption and Anti-Bribery Compliance Controls – Other Compliance Requirements” on pages 89-90, 4.3.4.2. “Existing or future laws and regulations relating to greenhouse gas emissions and climate change, such as the EU Taxonomy regulation, may adversely affect our business” on page 108, 4.3.5.1. “Technip Energies N.V. is subject to the tax laws of numerous jurisdictions; challenges to the interpretation of, or future changes to, such laws could adversely affect it” (page 110), included as exhibit 15.1 to this Form 20-F and incorporated by reference herein.

B. Liquidity and Capital Resources

General

Cash management is centralized and the Company’s liquidity needs are mainly managed through internal cash pooling arrangements with a central treasury management subsidiary, T.EN Eurocash SNC. The Company’s cash and cash equivalents is comprised of cash held by Technip Energies legal entities. Cash and cash equivalents in the Consolidated Financial Statements reflect the ownership by the legal entities that are part of the Technip Energies Group.

At December 31, 2021, the Company had cash and cash equivalents of €3,638.6 million compared to €3,189.7 at December 31, 2020. At December 31, 2021, the Company has debt of €683.3 million compared to €402.4 million. For further details see our Annual Report 2021, section 9.1.6. “Notes to consolidated financial statements – Note 22. Debt (long and short-term),” included as exhibit 15.1 to this Form 20-F and incorporated by reference herein.

We believe our financial resources are sufficient to meet our present requirements.

Cash flows

Cash flows for the years ended December 31, 2021, 2020 and 2019 were as follows:

	December 31, 2021	December 31, 2020	December 31, 2019
	(In millions of €)
Cash provided (required) by operating activities	934.4	836.8	1,006.4
Cash required (required) by investing activities	(53.0)	(52.0)	(36.8)
Cash provided (required) by financing activities	(558.6)	(1,315.4)	(1,120.7)
Effect of changes in foreign exchange rates on cash and cash equivalents	126.1	156.7	45.1
(Decrease) Increase in cash and cash equivalents	448.9	(373.9)	(106.0)
Cash and cash equivalents, beginning of period	3,189.7	3,563.6	3,669.6
Cash and cash equivalents, end of period	3,638.6	3,189.7	3,563.6

Cash flows provided (required) by operating cash flows – During 2021, the Company generated €934.4 million in cash flows from operating activities as compared to €836.8 million for the year ended December 31, 2020, resulting in a €97.6 increase compared to 2020, which is primarily driven by the cash generated by our operations during the year due to 2021. Operating activities generated €836.8 million and €1,006.4 million of cash during the year ended December 31, 2020 and 2019, respectively. The decrease of €169.6 million was primarily driven by an increase in the cash used for the working capital of €104.8 million.

Cash flows provided (required) by investing activities – Investing activities used €53.0 million, €52.0 million and €36.8 million during the year ended December 31, 2021, 2020 and 2019 respectively, primarily due to capital expenditures.

Cash flows provided (required) by financing activities – Financing activities used €558.6 million and €1,315.4 million during the years ended December 31, 2021 and 2020, respectively. The increase of €756.8 million was primarily driven by the issuance of notes in a total amount of €600 million, partially offset by the reimbursement of commercial papers of €313.0 million. Financing activities used €1,315.4 million and €1,120.7 million during the years ended December 31, 2020 and 2019, respectively. Commercial paper outstanding decreased by €137.0 million while net distributions to TechnipFMC increased by €363.0 million from €412.9 million in 2019 to €775.9 million in 2020. This was, however, offset by the decrease of the settlement of MRL by €306.0 million. Overall, the cash used for financing activities increased by €194.7 million.

Debt and liquidity

The Company’s sources of liquidity following the spin-off have been its Facilities Agreement (as defined below) providing for a Bridge Facility which Bridge Facility has since then been prepaid and cancelled in full when the Company’s inaugural senior unsecured Notes (as defined below) were issued, as well as T.EN Eurocash SNC’s (which is one of the Company’s wholly owned subsidiaries) commercial paper program and cash pooling resources. In addition, though the Company does not intend to draw upon it as a matter of course, the Revolving Facility established under the Facilities Agreement is available in the event additional amounts are needed.

On February 10, 2021, the Company and T.EN Eurocash SNC entered into a €1.4 billion senior unsecured Bridge and Revolving Facilities Agreement (the “Facilities Agreement”) with Crédit Agricole Corporate and Investment Bank, as agent, and the lenders party thereto. The Facilities Agreement provides for the establishment of the Bridge Facility in an amount of up to €650 million and the Revolving Facility in an amount of €750 million. The Bridge Facility has been prepaid and cancelled in full by its sole borrower, Technip Energies N.V., on May 31, 2021. The Company and T.EN Eurocash SNC are the borrowers under the Revolving Facility. Subject to certain conditions, the Company may request the aggregate commitments under the Revolving Facility to be increased by up to €250 million to €1.0 billion.

Upon occurrence of the spin-off, on February 16, 2021, the Company drew down €620 million from the Bridge Facility. The amount borrowed was applied to (i) refinance existing indebtedness under the Company’s commercial paper program, (ii) finance working capital purposes and (iii) finance the cash allocation between TechnipFMC and the Company under the Separation and Distribution Agreement. The residual capacity of €30 million under the Bridge Facility expired on March 2, 2021. The Bridge Facility was repaid and cancelled in full on May 31, 2021, using the proceeds of the issuance of €600 million aggregate principal of 1.125% senior unsecured notes due 2028 (the “Notes”).

The Revolving Facility has an initial three-year tenor as from the Initial Availability Date (February 15, 2021) and may be extended twice by one year each time. The Company and T.EN Eurocash SNC, its cash pooling subsidiary, are borrowers thereunder. On December 6, 2021 the first extension of the Revolving Facility was successfully completed. The Revolving Facility is available in euros. The available capacity under the Revolving Facility is reduced by any outstanding commercial paper borrowings issued by T.EN Eurocash SNC.

Borrowings under the Revolving Facility bear interest at the EURIBOR rate applicable to the relevant interest period (floored at zero), plus an applicable margin. The applicable margin will vary depending on the Company’s credit rating as follows:

Rating	Applicable Margin
Lower than or equal to BB+	0.95% p.a.
Equal to BBB-	0.75% p.a.
Equal to BBB	0.60% p.a.
Equal to BBB+	0.45% p.a.
Higher than or equal to A-	0.35% p.a.

The applicable margin for the Revolving Facility loans is also adjusted depending on the successful completion by the Company of the ESG key performance indicators (as described below) in accordance with the following grid:

Number of ESG key performance indicators (“KPIs”) for which successful completion has been achieved	Margin Adjustment
No successful completion has been achieved for any of the KPIs	+0.025% p.a.
Successful completion has been achieved for one (1) KPI	+0.0125% p.a.
Successful completion has been achieved for two (2) KPIs	-0.0125% p.a.
Successful completion has been achieved for three (3) KPIs	-0.025% p.a.

The ESG key performance indicators consist in (i) the evaluation and reduction of carbon footprint, (ii) the support provided to ESG ratings and (iii) the improvement of gender diversity.

The Facilities Agreement contains usual and customary representations and warranties, mandatory prepayments and events of default for investment-grade credit facilities of this type. The Facilities Agreement contains the following covenants:

•
Negative pledge that limit the Company’s, T.EN Eurocash SNC’s and the Company’s material subsidiaries’ (defined as any subsidiary whose EBITDA is greater than 5% of the consolidated EBITDA of the Company or whose total assets exceed 5% of the total assets of the Group) ability to create security over their assets, except that, in particular: (i) security may be created over cash collateral not exceeding the higher of €250.0 million or its equivalent in other currencies and 3% of the total assets (on a consolidated basis) of the Company, (ii) Technip Energies, T.EN Eurocash SNC and the Company’s material subsidiaries may carry out permitted securitizations and grant security over such receivables, (iii) security may be created over manufacturing facilities, plant, property, equipment or real estate subject to a sale and leaseback not exceeding the higher of €250.0 million or its equivalent in other currencies and 3% of the total assets (on a consolidated basis) of the Company, (iv) security may be created over cash collateral by the Company, T.EN Eurocash SNC or the Company’s material subsidiaries in an amount not exceeding the higher of €250.0 million or its equivalent in other currencies and 3% of the total assets (on a consolidated basis) of the Company’s group (v) any security securing (directly or indirectly) financial indebtedness under finance or structured tax lease arrangements or provided by way of cash collateral to secure any obligations under any guarantee, indemnity or similar assurance or back-to-back financial indebtedness, in each case not exceeding the higher of €250.0 million or its equivalent in other currencies and 3% of the total assets (on a consolidated basis) of the Company, (vi) other customary carve-outs and exceptions and (vii) any other security not otherwise permitted to the extent not exceeding the higher of €250.0 million or its equivalent in other currencies and 3% of the total assets (on a consolidated basis) of the Company;

•
An asset sale covenant prohibiting the Company and its material subsidiaries from disposing of assets in a single transaction or series of related transactions exceeding a maximum aggregate amount of up to €500.0 million or its equivalent in other currencies in each financial year or exceeding €1.5 billion during the term of the New Revolving Credit Facility, except ordinary course disposals and other customary carve-outs and exceptions and provided that any such disposal does not have or is not reasonably likely to have a material adverse effect; and

•
A merger covenant prohibiting the Company, T.EN Eurocash SNC and the Company’s material subsidiaries from engaging in corporate amalgamations, demergers, mergers or corporate reconstruction or reorganizations that are likely to have a material adverse effect, except that any material subsidiary may engage in any such transaction with another member of the Company’s group (other than the Company and Technip Eurocash); however

•	No financial covenant to be maintained on a regular basis.

On May 28, 2021, the Company issued its inaugural €600 million of 1.125% senior unsecured notes due 2028 (the “Notes”), the proceeds of which is for general corporate purposes, including the refinancing (which occurred on 31 May 2021) of the €620 million drawings under the Bridge Facility made available to the Company in connection with the Spin-off. The interest on the Notes is paid annually on May 28 of each year, beginning on May 28, 2022. The Notes were admitted to trading on the regulated market of Euronext Paris and rated BBB by S&P Global. On March 11, 2022, S&P revised its rating for both the Notes and the Company to BBB-.

The negotiable European commercial paper program of T.EN Eurocash SNC has been downsized to €750 million from € 1 billion following the Spin-off. The program’s rating by S&P Global is A-2. As of December 31, 2021, the outstanding balance is €80.0 million (see our Annual Report 2021, section 9.1.6. “Notes to Consolidated Financial Statements – Note 22. Debt (Long and Short-Term),” included as exhibit 15.1 to this Form 20-F and incorporated by reference herein.

Technip Energies also pools the cash resources of its subsidiaries through T.EN Eurocash SNC.

Contractual obligations

The following table summarizes the Company’s contractual obligations and other commercial commitments at December 31, 2021, as well as the effect that these obligations and commitments are expected to have on the Company’s liquidity and cash flow in future periods, on an actual basis.

	Payment Due by Period
	(In millions of €)
	Total	Less than 1 year	1–3 years	3-5 years	After 5 years
Debt	679.4	85.3	0.1	—	594.0
Leases liabilities(1)	305.8	68.9	110.6	54.3	72.0
Purchase Obligations(2)	3,516.3	670.4	2,797.9	48.0	—
Pension and other post-retirement benefits(3)	137.5	12.6	25.3	17.8	81.8
Unrecognized tax benefits(4)	67.6	0.6	0.6	2.5	63.9
Other contractual obligations(5)	140.8	108.4	32.4	—	—
Due to TechnipFMC – Loans(6)	3.9	3.9	—	—	—
Total Contractual	4,851.3	950.1	2,966.9	122.6	811.7

(1)
The Company leases real estate, including land, buildings and warehouses, machinery/equipment, vehicles, and various types of manufacturing and data processing equipment. Leases of real estate generally provide for payment of property taxes, insurance and repairs by the Company. Lease liabilities were accounted for according to the lease standard IFRS 16 and represent the present value of the remaining lease payments. For further information regarding assumptions used to determine the lease liabilities, see our Annual Report 2021, section 9.1.6. “Notes to Consolidated Financial Statements - Note 16. Leases” included as exhibit 15.1 to this Form 20-F and incorporated by reference herein.

(2)
In the normal course of business, the Company enters into agreements with its suppliers to purchase equipment and material or services. These agreements include a requirement that the Company’s supplier provide products or services to its specifications and require it to make a firm purchase commitment to its supplier. As substantially all of these commitments are associated with purchases made to fulfill the Company’s customers’ orders, the costs associated with these agreements will ultimately be reflected in cost of sales on its consolidated statement of income.

(3)
The Company expects to contribute approximately € 1.4 million to the Company’s pension plans during 2021. Required contributions for future years depend on factors that cannot be determined at this time.

(4)
It is reasonably possible that €0.6 million of liabilities for unrecognized tax benefits will be settled during 2022, and this amount is reflected in income taxes payable in the Company’s consolidated balance sheet as of  December 31, 2021. Although unrecognized tax benefits are not contractual obligations, they are presented in this table because they represent demands on the Company’s liquidity.

(5)
Other contractual obligations represent a mandatorily redeemable financial liability. In the fourth quarter of 2016, the Company obtained voting control interests in legal contract entities belonging to the Company’s then-existing Onshore/Offshore business segment, which entities owned and accounted for the design, engineering and construction of the Yamal LNG plant. Prior to the amendments of the contractual terms that provided the Company voting interest control, the Company accounted for these entities under the equity method of accounting based on its previously held interests in each of these entities. An MRL of €165.9 million was recognized as of December 31, 2016 for the fair value of the non-controlling interests. During the year ended December 31, 2021 the Company revalued the liability to reflect current expectations about the obligation. Refer to section 9.1.6. “Notes to Consolidated Financial Statements – Note 26. Financial instruments,” included as exhibit 15.1 to this Form 20-F and incorporated by reference herein, included elsewhere in this Document for further information regarding the fair value measurement assumptions of the mandatorily redeemable financial liability and related changes in its fair value.

(6)
Loans due to TechnipFMC represent discrete loans negotiated between TechnipFMC and Technip Energies or its subsidiaries for various business and financing reasons during the reporting period. These loans are considered as related party loans in the Company’s Consolidated Financial Statements and have a maturity of less than one year.

For other contingencies, see our Annual Report 2021, section 9.1.6. “Notes to Consolidated Financial Statements - Note 29. Commitments and contingent liabilities,” included as exhibit 15.1 to this Form 20-F and incorporated by reference herein.

Effects of transactions with related parties

The Consolidated Financial Statements comprises transactions (receivables, payables, revenues and expenses) with related including entities related to the Company’s directors and TechnipFMC’s main shareholders as well as the partners of the Company’s joint ventures and affiliates.

For details on related parties’ disclosures, see our Annual Report 2021, section 9.1.6. “Notes to Consolidated Financial Statements – Note 27. Related party transactions,” included as exhibit 15.1 to this Form 20-F and incorporated by reference herein.

C.	Research and Development, Patents and Licenses, etc.

Please see Annual Report 2021, section 2.5. “Research and Technology” on pages 51-53, included as exhibit 15.1 to this Form 20-F and incorporated by reference herein.

D.	Trend Information

Reference is made to the Annual Report 2021, sections 3. “Sustainability” on pages 73-94, 4.3.2. “Operational risks—4.3.2.1. Inflation in the Price of Project inputs” on page 103, “Operational risks–4.3.2.2 COVID-19 may continue to have an adverse impact on our financial condition, results of operations, and cash flows” on page 103 and 4.3.1.4. “Geopolitical conditions, including as a result of the current situation in Ukraine, could have a material adverse effect on our operations and financial results,” on page 102, included as exhibit 15.1 to this Form 20-F and incorporated by reference herein.

E.	Critical Accounting Estimates

The Company’s significant accounting policies are set out in section 9.1.6. “Notes to Consolidated Financial Statements – Note 1.6. Summary of significant accounting policies”, included as exhibit 15.1 to this Form 20-F and incorporated by reference herein, which are prepared in accordance with IFRS.

Given the uncertainties inherent in the Company’s business activities, it must make certain estimates and assumptions that require difficult, subjective and complex judgments. Because of uncertainties inherent in such judgments, actual outcomes and results may differ from the Company’s assumptions and estimates, which could materially affect the Consolidated Financial Statements.

Revenue recognition

A significant portion of total revenue recognized over time primarily relates to a large range of onshore facilities and fixed and floating offshore facilities that involve the design, engineering, manufacturing, construction, and assembly of complex, customer-specific systems. Because of control transferring over time, revenue is recognized based on the extent of progress towards completion of the performance obligation. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the products or services to be provided. The Technip Energies Group generally uses the cost-to-cost measure of progress for its contracts because it best depicts the transfer of control to the customer that occurs as the Technip Energies Group incurs costs on its contracts. Under the cost-to-cost measure of progress, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Revenues, including estimated fees or profits, are recorded proportionally as costs are incurred.

Due to the nature of the work required to be performed on performance obligations, the estimation of total revenue and cost at completion is complex, subject to many variables, and requires significant judgment. It is common for long-term contracts to contain award fees, incentive fees, or other provisions that can either increase or decrease the transaction price. The estimated amounts in the transaction price are included when management believes there is an enforceable right to the modification, the amount can be estimated reliably, and its realization is probable. The estimated amounts are included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

The Technip Energies Group executes contracts with its customers that clearly describe the equipment, systems, and/or services. After analyzing the drawings and specifications of the contract requirements, project engineers estimate total contract costs based on their experience with similar projects and then adjust these estimates for specific risks associated with each project, such as technical risks associated with a new design. Costs associated with specific risks are estimated by assessing the probability that conditions arising from these specific risks will affect total cost to complete the project. After work on a project begins, assumptions that form the basis for the calculation of total project cost are examined on a regular basis and estimates are updated to reflect the most current information and management’s best judgment.

Adjustments to estimates of contract revenue, total contract cost, or extent of progress toward completion are often required as work progresses under the contract and as experience is gained, even though the scope of work required under the contract may not change. The nature of accounting for long-term contracts is such that refinements of the estimating process for changing conditions and new developments are continuous and characteristic of the process.

Consequently, the amount of revenue recognized over time is sensitive to changes in estimates of total contract costs. There are many factors, including, but not limited to, the ability to properly execute the engineering and design phases consistent with customers’ expectations, the availability and costs of labor and material resources, productivity, and weather, all of which can affect the accuracy of cost estimates, and ultimately, a future profitability.

Accounting for income taxes

Several factors may affect the Group’s future tax expense in the coming years. Considering the current trends observed, the Group anticipates notably that governments will introduce tax measures such as increases in the income tax rate to fund expenditures incurred in relation to COVID-19. Because of this same need to fund the COVID-19 expenditure, the Group also anticipates that tax audits will in many countries become increasingly difficult.

There may be some impact as a result of the implementation of the “OECD” GLOBE project, according to which the earnings in any country should bear a minimum level of taxation whatever the statutory rate applicable in the said country.

Accounting for pension and other post-retirement benefit plans

The Technip Energies Group’s pension and other post-retirement (health care and life insurance) obligations are described in section 9.1.6. “Notes to Consolidated Financial Statements – Note 24. Pensions and other long-term employee benefit plans,” included as exhibit 15.1 to this Form 20-F and incorporated by reference herein.

The determination of the projected benefit obligations of pension and other post-retirement benefit plans are important to the recorded amounts of such obligations in the consolidated statement of financial position and to the amount of pension expense in the consolidated statement of income. To measure the projected benefit obligations of pension and other post-retirement benefit plans and the expense associated with such benefits, management must make a variety of assumptions and estimates, including discount rates used to value certain liabilities, rates of compensation increase, employee turnover rates, retirement rates, mortality rates and other factors. Management updates these assumptions and estimates on an annual basis or more frequently upon the occurrence of significant events. These accounting assumptions and estimates take into account the risk of change due to the uncertainty and difficulty in estimating these measures. Different assumptions and estimates used by management could result in recognition of different amounts of expense over different periods of time.

Impacts of COVID-19

The Company has experienced to date limited operations and business impacts due to the COVID-19 pandemic. As of end of December 2020, overall, non-recurring costs of approximately €43.3 million have been identified which relate, among other things, to increased costs arising out of mobilization ramp up delays due to travel restrictions and on-site constraints and resulting loss of productivity. The Company supports its project teams in their negotiations with clients, subcontractors and suppliers and has been able to agree with clients to extensions of time for the completions of projects, which have resulted in such clients either waiving liquidated damages for any resultant delay and/or accepting a fair allocation of cost impacts. As a result of the Company’s relationships with its clients, subcontractors and suppliers, none of its ongoing projects have been cancelled due to COVID-19. Though final investment decisions of some prospects has been delayed, the Company remains engaged on a robust number of opportunities with anticipated awards in the coming quarters. With respect to ongoing tendering activity for EPC contracts, the Company is proactively addressing the impacts of COVID-19 in its contracts through reasonable risk allocation between the Company and its clients, subcontractors and suppliers. Finally, the Company actively monitors the financial health of its vendors and subcontractors to ensure that its commitment to projects are not adversely impacted.

In addition, the Company’s IT resources and other innovative tools allow it to significantly reduce loss of productivity through smart working solutions.

Impairment of goodwill

Goodwill represents the excess of cost over the fair market value of net assets acquired in business combinations. Goodwill is not subject to amortization but is tested for impairment at the level of CGU or GCGUs the goodwill has been allocated to, on an annual basis, or more frequently if impairment indicators arise. Management has established September 30 as the date of its annual test for impairment of goodwill. Management identifies a potential impairment by comparing the recoverable amount of the applicable CGU or GCGUs to its carrying amount, including goodwill. If the carrying amount exceeds the recoverable amount of the applicable CGU or GCGUs, management measures the impairment by comparing the carrying value of the CGU or GCGUs to its recoverable amount. CGUs with goodwill are tested for impairment using a quantitative impairment test.

Determining the recoverable amount of CGUs is judgmental in nature and involves the use of significant estimates and assumptions. Management estimates the recoverable amount of the Technip Energies Group CGUs using a discounted future cash flow model. The majority of the estimates and assumptions used in a discounted future cash flow model on a pre-tax basis involve unobservable inputs reflecting management’s own assumptions about the assumptions market participants would use in estimating the fair value of a business. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, discount rates and future economic and market conditions. The estimates are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and do not reflect unanticipated events and circumstances that may occur. Refer to section 9.1.6. “Notes to Consolidated Financial Statements – Note 14. Goodwill and intangible assets,” included as exhibit 15.1 to this Form 20-F and incorporated by reference herein, for additional information related to goodwill impairment testing during the periods presented.

Significant change in the Company’s financial performance and position

As of the date of this annual report on Form 20-F, no significant change in the financial performance or financial position of the Company has occurred since December 31, 2021.

Other matters

In late 2016, TechnipFMC was contacted by the DOJ regarding its investigation of offshore platform projects awarded between 2003 and 2007, performed in Brazil by a joint venture company in which TechnipFMC was a minority participant. Subsequently TechnipFMC has also raised with the DOJ certain other projects performed by TechnipFMC subsidiaries in Brazil between 2002 and 2013. The DOJ has also inquired about projects in Ghana and Equatorial Guinea that were awarded to TechnipFMC subsidiaries in 2008 and 2009, respectively. TechnipFMC cooperated with the DOJ in its investigation into the potential violations of the U.S. Foreign Corrupt Practices Act (the “FCPA”) in connection with these projects, and contacted and cooperated with the Brazilian authorities (the Federal Prosecution Service (the “MPF”), the Comptroller General of Brazil (the “CGU”) and the Attorney General of Brazil (the “AGU”)) as relates to their investigation concerning the projects in Brazil and has also contacted and is cooperating with French authorities (the Parquet National Financier (the “PNF”)) with their investigation about these existing matters. In addition, Technip Energies was recently informed by the PNF that the PNF was reviewing historical projects in Angola. Technip Energies and TechnipFMC are cooperating and Technip Energies remains committed to finding a resolution with the PNF.

On June 25, 2019, TechnipFMC announced a global resolution to pay a total of $301.3 million to the DOJ, the SEC, the MPF and the CGU/AGU to resolve anti-corruption investigations of which $281.3 million was related to the Technip Energies business. The last outstanding amount to be paid in accordance with the global resolution was paid by Technip Energies during the second quarter of 2021. TechnipFMC and Technip Energies were not required to have a compliance monitor and, instead, were to provide reports on their anti-corruption program to the authorities.

There is no certainty that a settlement with PNF will be reached. The PNF has a broad range of potential sanctions under anticorruption laws and regulations that it may seek to impose in appropriate circumstances including, but not limited to, fines, penalties, and modifications to business practices and compliance programs. Any of these measures, if applicable to the Company, as well as potential customer reaction to such measures, could have a material adverse impact on its financial position or profitability. The financial consequences of these investigations are to be retained by TechnipFMC by way of an indemnity provided by TechnipFMC to the Company under the Separation and Distribution Agreement. If no resolution is reached with the PNF, Technip Energies subsidiaries could be subject to criminal proceedings in France, the outcome of which cannot be predicted.

For further information please refer to the Annual Report 2021, section 9.1.6. “Notes to Consolidated Financial Statements – Note 29. Commitments and contingent liabilities,” included as exhibit 15.1 to this Form 20-F and incorporated by reference herein. We are subject to an ongoing investigation by the French Parquet  National Financier related to  historical projects in Equatorial Guinea and Ghana.

Subsequent events

At the beginning of 2022, the crisis caused by Russia’s invasion of Ukraine and the ensuing war resulted in the adoption of extensive sectoral and financial sanctions. We monitor sanctions on a daily basis to understand their effect and to implement real time mitigation action plans. As of December 31, 2021, approximately €3.8 billion or 23% of our backlog scheduled to be executed over the five-year period from 2022 to 2026, related to Russian projects. Our inability to carry out projects in Russia, due to the war and sanctions, will result in the loss of Russian revenues. As a result of the war, Technip Energies has decided to suspend until further notice working on future business opportunities in Russia.

We believe that the impact of the war in Ukraine on Technip Energies can be contained and could be offset by new opportunities arising in other markets due to our energy transition strategy. Our Yamal project is nearing completion and, in relation to our Arctic LNG 2 project, we are in a positive cash flow position and have contractual protections which in the face of sanctions would serve to limit our exposure. We expect to secure projects in other geographies thereby resulting in a more diversified backlog in connection with our growth strategy which is focused on Technology, Products and Services and on helping our clients address the new energy challenges.

In addition, please refer to section 9.1.6. “Notes to Consolidated Financial Statements – Note 32. Subsequent events” and section 9.2.4.16. “Events after end of reporting” of the Company’s Financial Statements, included as exhibit 15.1 to this Form 20-F and incorporated by reference herein.

On March 22, 2022, Technip Energies announced a share buy-back program of up to €29,850,000 to be executed until December 31, 2022. The Company intends to carry out the buy-back program, and hold the shares bought back as treasury stock, for the purpose of meeting its obligations under equity incentive plans.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Reference is made to the Annual Report 2021, sections 5.1.1. “A One-tier board structure,” on page 116, 5.1.3. “Current Board” on pages 118-122, 5.1.4. “Board skills and experience matrix,” pages 123-124 and 5.5. “Board Members Independence Requirements,” page 141 included as exhibit 15.1 to this Form 20-F and incorporated by reference herein.

There are no family relationships between the members of Board of Directors, the members of Senior Management or between any of the members of the Board of Directors and any member of Senior Management.

The Company has entered into certain agreements with two of its shareholders, TechnipFMC and Bpifrance Participations SA (“BPI”), which agreements entitle these shareholders to propose candidates to the Board for nomination as Non-Executive Directors, so long as they hold more than 5% of Technip Energies’ shares. For information on these agreements, reference is made to the Annual Report 2021, section 5.3.1. “Agreements between shareholders,” page 137 and 5.3.4. “Transactions between Technip Energies and 10% Shareholders,” included as exhibit 15.1 to this Form 20-F and incorporated by reference herein. Other than with respect to such agreements, no director or member of senior management has been elected according to an arrangement or understanding with major shareholders, customers, suppliers or others.

On March 22, 2022, TechnipFMC plc notified the Company that its beneficial ownership in Technip Energies’ shares was reduced at 4.77 % of the Company’s outstanding share capital.

TechnipFMC no longer holds rights entitling it to designate one Shareholder Nominated Director to the Board of the Company. See section 5.1.6.4 “Agreements with TechnipFMC and BPI” on pages 125-126 of our Annual Report 2021, included as exhibit 15.1 to this Form 20-F and incorporated by reference herein. There will thus be no director nominated by TechnipFMC for appointment at the 2022 Annual General Meeting.

B.	Compensation

Reference is made to Annual Report 2021, sections 6.1. “Remuneration at a Glance,” pages 145-146, 6.4. “Other Arrangements,” page 151 and 6.5. “Application of the Remuneration Policy in 2021,” pages 152-157, included as exhibit 15.1 to this Form 20-F and incorporated by reference herein.

C.	Board Practices

Reference is made to Annual Report 2021, sections 5.1.2. “Board Composition” on page 117, 5.1.3. “Current Board” on pages 118-122, 5.1.6.1. “Appointment of Directors” on page 125 and 5.5. “Board Members Independence Requirements,” on page 141, included as exhibit 15.1 to this Form 20-F and incorporated by reference herein, regarding the details on the duration of office for current members of the Board of Directors. There are no arrangements with directors providing for benefits upon termination of employment.

For details of the audit committee, reference is made to Annual Report 2021, section 5.1.9.1. “Audit Committee” on pages 131-132, included as exhibit 15.1 to this Form 20-F and incorporated by reference herein. For details of the compensation committee, reference is made to Annual Report 2021, section 5.1.9.2. “Compensation Committee” on page 132, included as exhibit 15.1 to this Form 20-F and incorporated by reference herein. Reference is also made to section 6. “Remuneration Report,” on pages 144-161, included as exhibit 15.1 to this Form 20-F and incorporated by reference herein.

D.	Employees

Reference is made to the Annual Report 2021, section 7.1. “Employee and Social matters” on pages 164-167, included as exhibit 15.1 to this Form 20-F and incorporated by reference herein, for information regarding the total number of full-time employees in the Company at year-end for the years 2020 and 2021, subdivided by geographical areas.

The Company is committed to having a continuous and open dialogue with its employees and staff representatives. In 2021, the Company has been engaged in setting up a European work council for its offices located in Europe. A significant number of the Company’s employees are already represented by unions or works councils across the globe. The average number of temporary employees during 2021 was 2,987.

E.	Share Ownership

Please see the following table for information on the share ownership in the Company by the members of the Board of Directors, as of December 31, 2021.(1)

Legal and Beneficial Owner	Number	Class	% of outstanding shares held in the class
Joseph Rinaldi	7,766	Ordinary shares	< 0.1%
Arnaud Pieton	12,177	Ordinary shares	< 0.1%
Pascal Colombani	7,723	Ordinary shares	< 0.1%
Marie-Ange Debon	7,772	Ordinary shares	< 0.1%
Didier Houssin	7,766	Ordinary shares	< 0.1%
Nello Uccelletti	32,848	Ordinary shares	< 0.1%

(1)	For all the shares mentioned in the table above, there are no different voting rights.

Simon Eyers, Alison Goligher and Arnaud Caudoux do not own any of the Company’s shares.

Reference is made to Annual Report 2021, section 6.5.3. “Historical LTI grants and holdings,” on page 157, included as exhibit 15.1 to this Form 20-F and incorporated by reference herein, for information on the options on the Company’s shares granted to the members of the Board of Directors.

Reference is made to the Annual Report 2021, section 5.3.3. “Employee share schemes” on page 138, included as exhibit 15.1 to this Form 20-F and incorporated by reference herein, for information on arrangements involving the employees in the capital of the Company.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

For a description of our share capital, including information regarding our major shareholders please see Annual Report 2021, section 5.2. “Share Capital” on page 134-136, included as exhibit 15.1 to this Form 20-F and incorporated by reference herein.

For the period since the Spin-off and up to the most recent practicable date in relation to this Form 20-F, BPI has increased its shares ownership in the Company by approximately 8.91 percentage points and TechnipFMC has decreased its shares ownership by approximately 45.13 percentage points, resulting in them owning 8.91% and 4.77% of the Company’s share capital, respectively. Based on information provided by Hal Investments B.V., Hal Investments B.V. acquired Technip Energies shares for the first time on September 2, 2021 and since then has increased its shares ownership in the Company by approximately 6.99 percentage points, resulting in it owning 11.79% of the Company’s share capital.

Reference is also made to section 1, subsection “Key Events – A diversified shareholder structure,” on pages 22-23 of our Annual Report 2021, included as exhibit 15.1 to this Form 20-F and incorporated by reference herein.

Based on management’s analysis of available sources of information, as of December 31, 2021 an estimated 12.91% of our share capital was held in the United States.

Furthermore, JPMorgan Chase Bank, N.A., our ADR Depositary, has informed us that as of December 31, 2021 the total number of ADRs outstanding was 12,008,248, representing approximately 6.68% of the issued share capital outstanding as at that date. All of the Company’s ADRs are held of record by the Depositary. For more information regarding our ADRs, see Item 12.D. below.

B.	Related Party Transactions

Please see Annual Report 2021, section 9.1.6. “Notes to Consolidated Financial Statements – Note 27. Related party transactions,” included as exhibit 15.1 to this Form 20-F and incorporated by reference herein. Please also see information provided under Item 10.C. “Material Contracts” of this Form 20-F.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

Please see Annual Report 2021, section 9.1. “Consolidated financial statements for the year ended December 31, 2021” on pages 174-241, included as exhibit 15.1 to this Form 20-F and incorporated by reference herein.

For a description of our revenue by geographic location, reference is made to section 9.1.6. “Notes to Consolidated Financial Statements – Note 4.2. Disaggregation of revenue” of our Annual Report 2021, included as exhibit 15.1 to this Form 20-F and incorporated by reference herein.

Legal proceedings

Reference is made to section 4.3.4.1. “We are subject to an ongoing investigation by the French Parquet National Financier related to historical projects in Equatorial Guinea and Ghana” on page 108, section 7.2. “Compliance Investigations” on page 168 and section 9.1.6. “Notes to Consolidated Financial Statements – Note 29.2. Contingent liabilities associated with legal matters” in our Annual Report 2021, included as exhibit 15.1 to this Form 20-F and incorporated by reference herein.

Dividends policy

Reference is made to section “Dividend policy,” on page 55 in our Prospectus 2021, included as exhibit 15.2 to this Form 20-F and incorporated by reference herein.

B.	Significant Changes

As of the date of this document, no significant change in the financial performance or financial position of the Company has occurred since December 31, 2021. Reference is also made to sections 2.6.7. “Other matters,” page 71 of the Annual Report 2021 and 9.1.6. “Notes to Consolidated Financial Statements – Note 32. Subsequent events,” included as exhibit 15.1 to this Form 20-F and incorporated by reference herein.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

The Company’s ordinary shares are listed on the Euronext Paris stock exchange, and traded under the symbol “THNPY”. Technip Energies has also established a sponsored ADR program in the United States at the time of the Spin-Off. The ADRs are not listed on any national securities exchange in the United States or quoted on any automated inter-dealer quotation system in the United States and trade over-the-counter. For more information on ADRs reference is made to Item 12.D. of this Form 20-F.

B.	Plan of Distribution

Not applicable.

C.	Markets

See our response in paragraph A of this Item.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

See Exhibit 2.1 to this Form 20-F, incorporated by reference herein, for a summary of certain material provisions of our Articles of Association. See Exhibit 1.1 to this Form 20-F, incorporated by reference herein, for a translation in the English language of our Articles of Association.

C.	Material Contracts

For a summary of each material agreement, other than material agreements entered into in the ordinary course of business, to which we are or have been a party for the two years immediately preceding the date of this report, please see Prospectus 2021, section “Related Party Transactions,” pages 134-140 of the Prospectus 2021, included as exhibit 15.2 to this Form 20-F and incorporated by reference herein.

D.	Exchange Controls

We are not aware of any governmental laws, decrees, regulations or other legislation in the Netherlands or France that restrict the export or import of capital, including the availability of cash and cash equivalents for use by the Technip Energies Group, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities.

E.	Taxation

French Tax Consequences of the Ownership and Disposition of Technip Energies Shares

This summary is based on the laws, regulations, practice and applicable tax treaties in force in the Republic of France as of December 31, 2021, all of which are subject to change, possibly with retroactive effect, and is based on the fact that Technip Energies intends to operate in a manner such that it is exclusively treated as a tax resident of the Republic of France under French tax legislation and any applicable tax treaty.

This summary does not take into account the specific circumstances of particular investors some of whom may be subject to special tax rules. French Technip Energies shareholders should consult their own tax advisors as to the particular French tax consequences of the holding or disposal of the Technip Energies Shares.

INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE FRENCH AND FOREIGN TAX CONSEQUENCES OF OWNERSHIP AND DISPOSITION OF TECHNIP ENERGIES SHARES.

As used herein, a “French individual” is an individual who (i) is a resident for tax purposes in France, (ii) is subject to personal income tax in France (impôt sur le revenu), (iii) is subject to French mandatory social security scheme (iv) owns (other than through a fixed base located outside of France) the Technip Energies Shares as part his/her private portfolio and does not hold the Technip Energies Shares through an enterprise that carries-out an industrial, commercial, farming or other professional activity and (v) does not carry-out stock market transactions under conditions akin to business transactions (“French Individual”). As used herein, a “French legal entity” is a legal entity that (i) is a French tax resident subject to corporate income tax in France (impôt sur les sociétés), (ii) does not own its interest in Technip Energies through a permanent establishment outside France and (iii) does not hold an interest in Technip Energies that would qualify as participating stocks (titres de participation) (“French legal entity”).

a. Dividends

French Individuals

Installment on account of individual income tax at a rate of 12.8%

Pursuant to Article 117 quater of the French Tax Code (“FTC”), subject to the exceptions referred to below, natural persons who are resident for tax purposes in France are subject to a 12.8% non-final withholding tax on the gross amount of distributed income (revenu distribué). This withholding tax is levied by the paying agent of the income, if it is located in France. When the paying agent of the income is established outside of France, the income is declared and the corresponding payment made within the first 15 days of the month following the month of the income payment, either by the taxpayer him/herself or by the paying agent, when that entity is established in a Member State of the European Union or in another Member State of the European Economic Area Agreement that has concluded with France a tax treaty which includes an administrative assistance provision to tackle tax evasion and avoidance, and has received instructions to that effect from the taxpayer.

However, pursuant to Article 117 quater, I-1 of the FTC, French individuals belonging to a tax household whose reference taxable income (revenu fiscal de référence) for the penultimate year, as defined in Article 1417-IV-1° of the FTC, is less than EUR 50,000 for taxpayers who are single, divorced or widowed, or EUR 75,000 for couples filing jointly, may request to be exempt from the 12.8 % non-final withholding tax under the terms and conditions of Article 242 quater of the FTC, i.e., by providing to the paying agent, no later than 30 November of the year preceding the year of the payment of the distributed income, a sworn statement that the reference fiscal income shown on the taxation notice issued in respect of the penultimate year preceding the year of payment was below the above-mentioned taxable income thresholds.

When the paying agent is established outside of France, only natural persons belonging to a tax household whose reference fiscal income of the penultimate year, as defined in Article 1417-IV-1° of the FTC, is equal to or higher than the thresholds mentioned in the previous paragraph, are subject to this tax.

The withholding tax does not apply to income related to securities held in a French PEA.

Income tax

The final taxation of dividends is calculated on the basis of the information mentioned in the individual income tax return subscribed by the taxpayer in respect of the year in which the income was obtained.

Pursuant to paragraph 1 of Article 200 A of the FTC dividends are in principle subject to the Flat Tax at a rate of 12.8%.

Pursuant to paragraph 2 of Article 200 A of the FTC by way of derogation from the application of the Flat Tax, taxpayers may, upon express, global and irrevocable option, be subject to income tax at the progressive rates instead of the Flat Tax. Please note that this election is global and irrevocable and will therefore apply to all investment income received by the individual shareholder during the same calendar year. Under Article 158 of the FTC, dividends must be included in the shareholder’s tax return as portfolio income (revenu de capitaux mobiliers) in respect of the year during which they are received. The option is exercised each year when filing the tax return and, at the latest, before the filing deadline. The dividends benefit then from an unlimited tax deduction of 40% on the amount of distributed income (the “40% Allowance”).

Pursuant to Article 193 of the FTC, the 12.8% non-final withholding tax levied at the time of the dividend payment may be credited against the income tax (Flat Tax or income tax at the progressive rates) due in respect of the year in which it was paid. Where it exceeds the income tax due, the surplus is refunded.

If the Technip Energies Shares are held in a French PEA, dividends and similar distributed income are exempt from income tax, subject to complying with the terms and conditions specific to the PEA.

Under certain conditions, a PEA confers the right (i) during the duration of the PEA, to an exemption from income tax on the net income and net capital gains on investments made through a PEA, provided that this income and these capital gains remain invested in the PEA, and (ii) upon a closure of the PEA, or after a partial withdrawal, occurring more than five years after its opening, to an income tax exemption on the net gain realized since the opening of the PEA. This income and these capital gains are not taken into account when calculating the exceptional contribution on high income described above. Such income and capital gains at the time of partial withdrawal or closure of the PEA nevertheless remain subject to social contributions, the rate of which depends on the particular circumstances applicable to Shareholders. Specific rules apply to the use of capital losses realized within a PEA. Partial withdrawal or closure resulting from dismissal, early retirement or disability (second or third category), affecting the plan holder’s or his/her spouse or partner in Pacte civil de solidarité, less than five years after the opening of the PEA, does not result in the closure of the PEA. French individuals are advised to consult their own tax advisors with respect to these issues.

Social contributions

In addition, whether the 12.8% non-final withholding tax is applicable or not, the gross amount of distributed income (before application of the 40% Allowance when election for the progressive income tax is made) is subject to social contributions at a global rate of 17.2%, broken down as follows:

•	general social contribution (contribution sociale généralisée, “CSG”) at the rate of 9.2%;

•	social debt repayment contribution (contribution pour le remboursement de la dette sociale, “CRDS”) at the rate of 0.5%; and

•	solidarity levy (prélèvement de solidarité) at the rate of 7.5%.

These social contributions are not tax deductible from the income subject to the Flat Tax. With respect to income subject to the progressive income tax upon specific election, the CSG is deductible up to 6.8% from the taxable income of the year of its payment.

Shareholders should consult their own tax advisors to determine reporting obligations and payment rules that may apply to them in respect of the 12.8% non-final withholding tax and the social withholdings.

Exceptional contribution on high income earners

Pursuant to Article 223 sexies of the FTC, taxpayers subject to personal income tax are liable for a contribution based on the amount of the tax household’s reference fiscal income as defined in paragraph IV-1° of Article 1417 of the FTC, without any application of the quotient rules defined under Article 163-0 A of the FTC. The defined reference income includes the distributed income and dividends received by the relevant taxpayers (before the 40% Allowance when opting for the progressive income tax). This contribution is calculated by applying the following rates:

•
3% of the portion of reference fiscal income between EUR 250,000 and EUR 500,000 for single, widowed, separated or divorced taxpayers, and the portion of taxable income between EUR 500,000 and EUR 1,000,000 for couples filing jointly; and

•	4% of the portion of reference fiscal income above EUR 500,000 for single, widowed, separated or divorced taxpayers, and the portion of taxable income above EUR 1,000,000 for couples filing jointly.

French legal entities subject to corporate income tax (under standard rules)

Legal entities without the status of a parent company (société mère) in France

Legal entities, other than those having parent company (société mère) status within the meaning of Article 145 of the FTC, should include the dividends and distributed income received in their taxable income subject to the ordinary corporate income tax rate, currently set at 25% for fiscal years beginning in 2022 and subsequent fiscal years. An additional 3.3% social contribution may also apply, assessed on the corporate income tax charge, after a deduction of EUR 763,000 for each twelve-month period (Article 235 ter ZC of the FTC).

However, pursuant to Article 219 I-b of the FTC, for legal entities with annual revenue of less than EUR 10,000,000 (excluding taxes), and which share capital is entirely paid-up and at least 75% continuously held throughout the relevant fiscal year by natural persons or by a company satisfying all these conditions, the corporate income tax rate is set at 15% for the first EUR 38,120 of taxable income for each twelve-month period. In addition, pursuant to Article 235 ter ZC, I of the FTC, if these legal entities have an annual revenue of less than € 7,630,000, they are exempt from the aforementioned additional 3.3% social contribution.

Legal entities qualifying as a parent company (société mère) in France

Legal entities holding at least 5% of Technip Energies share capital and which meet the conditions provided for by Articles 145 and 216 of the FTC, may benefit, upon election, from a dividend and distributed income exemption under the parent subsidiary regime. Paragraph I of Article 216 of the FTC provides, however, for the reinstatement, in the taxable income, of a 5% lump sum amount of the total proceeds from the shares, tax credits included. This reinstatement is subject to corporate income tax at the ordinary rate plus, where applicable, the additional 3.3% social contribution.

Other Shareholders

Shareholders that are subject to a tax regime different from those described above, in particular those taxpayers whose securities trading goes beyond a mere portfolio asset management or who have recorded their shares as assets in their professional balance sheet, should consult their own tax advisors to determine the provisions that apply to their particular circumstances.

Shareholders whose tax residence is located outside of France

Under French legislation currently in effect and subject to the application of any tax treaties, the following developments summarize certain French tax consequences that may apply to investors (i) who are not tax residents of France within the meaning of Article 4 B of the FTC or whose registered office is located outside France and (ii) whose ownership of shares is not related to a fixed base or a permanent establishment subject to taxation in France.

These investors must, however, verify, with their own tax advisors, the tax treatment that applies to their specific circumstances and, in addition, comply with the tax laws in force in their State of residence and/or nationality.

Subject to the provisions of any applicable tax treaties and the exceptions listed below, the gross amount of distributed income will, in principle, be subject to a withholding tax, deducted by the paying agent, where the tax residence or the registered office of the beneficial owner is located outside France.

Subject to the developments below and to the completion of the appropriate formalities, the rate of this withholding tax is set by Article 187 of the FTC at (i) 12.8% where the beneficiary is a natural person, (ii) 15% where the beneficiary is a non-profit organization that has its registered office in a Member State of the European Union or in another Member State of the European Economic Area Agreement that has concluded with France a tax treaty which includes an administrative assistance provision to tackle tax evasion and avoidance, that would be taxed according to the treatment referred to in Article 206, 5 of the FTC if it had its registered office in France and that meets the criteria provided for by paragraphs 580 et seq. of the administrative guidelines BOI-IS-CHAMP-10-50-10-40-25/03/2013, and (iii) generally 25% in other cases. This withholding tax is also applicable to any payment made for the benefit of a non-resident in the context of a temporary assignment or a similar transaction giving the right or obligation to return or resell the shares or other rights relating to these shares. In accordance with Article 119 bis A, 1 of the FTC, the temporary or similar transaction must be carried out for a period of less than forty-five days, including the date on which the right to the distribution of the proceeds of the shares is acquired. If the beneficiary of the payment provides proof that it corresponds to a transaction that has primarily an object and effect other than avoiding the application of a withholding tax or obtaining the granting of a tax benefit, then he will be able to obtain the reimbursement of the withholding tax from the tax office of his domicile or of his headquarter.

Further, regardless of the location of the beneficiary’s tax residence or registered office, the income distributed by Technip Energies outside France to a “non-cooperative State or territory,” as defined by Article 238-0 A of the FTC, may be subject to a withholding tax at a rate of 75% pursuant to paragraph 2 of Article 187 of the FTC. The list of non-cooperative States and territories is published by ministerial order and normally updated annually. This list was recently updated by a ministerial order dated 26 February 2021 (Official Journal dated 4 March 2021) and now includes, in addition to Panama which was already included in the former version of this list, the following States and territories: American Samoa, Anguilla, the British Virgin Islands, Fiji, Guam, Trinidad and Tobago, Samoa, Seychelles, the United States Virgin Islands, Palaos, Dominique and Vanuatu. For non-cooperative States and territories newly added to the list, anti-abuse measures, in principle, now apply as from the first day of the third month following the month during which the addition is made (BOI-INT-DG-20-50-10-20210224). Investors that may be impacted by such measure and those who are domiciled or established in a non-cooperative State or territory should seek the advice of their own tax advisors to determine the tax treatment applicable to them.

Shareholders that are legal entities having their place of effective management in a Member State of the European Union or, under certain conditions, in another Member State of the European Economic Area Agreement that has concluded with France a tax treaty including an administrative assistance provision to tackle tax evasion and avoidance, may benefit from a withholding tax exemption, if they hold at least 10% of Technip Energies share capital, and otherwise meet all the conditions of Article 119 ter of the FTC. This 10% threshold is decreased to 5% where such legal entities qualify as parent companies (sociétés mères) in the sense referred to under Article 145 of the FTC and cannot use the withholding tax as a tax credit in the jurisdiction in which their tax residence is situated. Moreover, pursuant to Article 235 quater of the FTC, companies having their seat in the same jurisdictions as well as any third country that has concluded with France a tax treaty including an administrative assistance provision to tackle tax evasion and avoidance and which is not a “non-cooperative State or territory,” as defined by Article 238-0 A of the FTC, and being in a tax loss position might, under certain conditions, benefit from a temporary reimbursement of the withholding tax, the corresponding amount having to be refunded to the French treasury under certain circumstances including, in particular, at the time they become in a profitable tax position. Finally, the same provision of the FTC provides that companies having their seat in the same jurisdictions might benefit from an exemption from such withholding tax in the case where they would be the subject of a liquidation under a bankruptcy proceeding.

Furthermore, Article 119 bis 2° of the FTC provides for that the withholding tax does not apply to dividends distributed to collective investment undertakings governed by foreign law, located in a Member State of the European Union or another State that has concluded with France a tax treaty including an administrative assistance provision to tackle tax evasion and avoidance and which satisfy the following two conditions:

•	raising capital from a certain number of investors with the purpose of investing it in a fiduciary capacity on behalf of such investors pursuant to a defined investment policy; and

•
having features similar to those required of collective undertakings governed by French law under section 1, paragraphs 1, 2, 3, 5 and 6 of sub-section 2, sub-section 3, or sub-section 4 of section 2 of Chapter IV of the 1st Title of Book II of the French Monetary and Financial Code.

The conditions for this exemption are set forth in detail in French administrative guidelines dated 6 October 2021 (BOI-RPPM-RCM-30-30-20-70).

The withholding tax may be reduced or even eliminated pursuant to tax treaties concluded by France. It is the responsibility of Shareholders to consult their own tax advisors to determine whether they are likely to qualify for a reduction to or exemption from the withholding tax by virtue of the preceding principles or provisions of international tax treaties, and to determine the practical formalities to be complied with to benefit from these treaties, including those provided for by BOI-INT-DG-20-20-20-20-12/09/2012 relating to the “standard” or “simplified” procedure for the reduction of or exemption from the withholding tax.

The Finance law for FY22 grants taxpayers the right to claim a refund for the difference between the withholding tax amount paid and the withholding tax amount computed on a net basis, i.e., after subtracting the expenses incurred for the acquisition and conservation of the income. This applies to entities receiving income subject to withholding tax under FTC article 119 bis (income from movable property) notably.

To qualify for a refund, the beneficiary of the income has to:

•	Be an entity whose profits are not taxed in the hands of its shareholders;

•	Have a head office (or permanent establishment which profits include the income) that is located:

•
In an EU or EEA country that has concluded an agreement with France (tax treaty) that provides for administrative assistance against tax evasion and fraud and that is not a non-cooperative state, as defined in FTC article 238-0 A; or

•
In a non-EU/EEA country and (i) this country is not a non-cooperative state, as defined in FTC article 238-0 A, and (ii) the entity does not have a sufficient participation in the distributing company to allow it to have an effective role in the distributing company’s management or control;

•	Be able to deduct the expenses incurred for the acquisition and conservation of the income if it were located in France; and

•	Not be allowed to offset the withholding tax under the taxation rules of the country of its residence.

•	Thus, a claim could be filed by companies which have paid a WHT under FTC article 119 bis.

These provisions apply to withholding taxes which triggering event occurs on or after 1 January 2022.

b. Capital Gains

Capital gains, if any, realized by French individuals and French legal entities on the disposal of the Technip Energies Shares may be subject to tax in France but not in the Netherlands in accordance with paragraph 4 of Article 13 of the France-Netherlands tax treaty, provided notably that the French shareholder does not hold a so-called substantial shareholding.

French Individuals

Pursuant to Articles 200 A, 158,6 bis and 150-0 A of the FTC, capital gains realized by French individuals on the sale of the Technip Energies Shares will be taxed at a global rate which is set at 30% and composed of the Flat Tax at a rate of 12.8% and social contributions at a global rate of 17.2% (not deductible from the capital gains subject to the Flat Tax), irrespective of the total amount of securities disposed of during the calendar year.

The year of filing of the individual income tax return, the individual shareholder has the possibility to elect for the application of income tax at the progressive rates, in practice when more favourable, but this election is global and irrevocable and will therefore apply to all investment income received by the individual shareholder during the same calendar year. This election can be made under the same conditions and as described in the section entitled “French Tax Consequences of the Ownership and Disposition of Technip Energies Shares—Taxation of Dividends—French Individuals—Income tax” above. In case of election for the application of income tax at the progressive rates, the maximum marginal rate is currently set at 45%. The amount of the capital gains is further subject to social contributions at the global rate of 17.2% (including the CSG at the rate of 9.2%, 6.8% of which being deductible in this particular case).

However, for high income earners the amount of the capital gains is also included in the taxable income that is subject to the exceptional contribution on high income earners at a rate of up to 4% pursuant to Article 223 sexies of the FTC (see the section entitled “French Tax Consequences of the Ownership and Disposition of Technip Energies Shares—Taxation of dividends—French Individuals—Exceptional contribution on high income earners” above).

Under Article 150-0 D, 11 of the FTC, capital losses incurred during a calendar year may be offset against capital gains of the same nature realized in the same calendar year or the ten following calendar years.

Technip Energies Shares held in a PEA

Under certain conditions, a PEA confers the right during the duration of the PEA to an exemption from income tax on the net income and net capital gains on investments made through the PEA, as long as this income and these capital gains remain invested in the PEA. See the section entitled “French Tax Consequences of the Ownership and Disposition of Technip Energies Shares—Taxation of dividends—French Individuals—Income tax”.

French Legal Entities subject to corporate income tax (under standard rules)

Capital gains realized upon the transfer of Technip Energies Shares generally will be subject to corporate income tax under the same conditions as dividends (see the section entitled “French Tax Consequences of the Ownership and Disposition of Technip Energies Shares—Taxation of dividends—French legal entities subject to corporate income tax (under standard rules)”).

Capital losses incurred as a result of a transfer of Technip Energies Shares generally will be deductible from the income subject to corporate income tax at the ordinary rate if there are not qualified as participating stocks.

Pursuant to Article 219 I-a quinquies of the FTC, net capital gains realized upon the transfer of stocks qualifying as participating stocks (titres de participation) within the meaning of these provisions and which have been held for at least two years on the date of sale, are exempt from corporate income tax, subject to the reinstatement in the taxable income of a 12% lump sum amount of the gross capital gains realized. This reinstatement is subject to corporate income tax at the ordinary rate plus, where applicable, the additional 3.3% social contribution.

c. Wealth Tax

Pursuant to the French Finance Law for 2018, the scope of the French wealth tax has been narrowed to real estate assets, held directly or indirectly by individuals. In principle, even when the underlying assets correspond to real estate, securities are out of the scope of the amended French wealth tax if the security holder owns less than 10% of the share capital or the voting rights of the company.

d. Inheritance and Gift Tax

Technip Energies Shares acquired by French individuals through inheritance or gift will be subject to inheritance tax or gift tax, as applicable.

e. Transfer Tax

Disposals of Technip Energies Shares generally are not subject to registration taxes in France, provided that they are not implemented by means of an agreement executed in France.

f. Tax on Financial Transactions

Insofar as the registered office of Technip Energies is not located in France, it is expected that trades on the Technip Energies Shares should not be subject to the French tax on financial transactions referred to in Article 235 ter ZD of the FTC (BOI-TCA-FIN-10-10-21/12/2015, no. 90).

Material Dutch Dividend Withholding Tax Consequences of the Ownership and Disposition of Technip Energies Shares

This section outlines the principal Dutch dividend withholding tax consequences of the acquisition, holding, settlement, redemption and disposal of the Technip Energies Shares. It does not present a description of other aspects of Dutch tax law which could be relevant to a shareholder. This section is intended as general information only. Prospective shareholders should consult their own tax adviser regarding the tax consequences of any acquisition, holding or disposal of Technip Energies Shares. This section is based on Dutch tax law as applied and interpreted by Dutch tax courts and as published and in effect as of December 31, 2021, including the tax rates applicable on that date, without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect.

Any reference in this section made to Dutch taxes, Dutch tax or Dutch tax law should be construed as a reference to any taxes of any nature levied by or on behalf of the Netherlands or any of its subdivisions or taxing authorities or to the law governing such taxes, respectively. The Netherlands means the part of the Kingdom of the Netherlands located in Europe.

Dutch dividend withholding tax

A Shareholder is generally subject to Dutch dividend withholding tax at a rate of 15% on dividends distributed by Technip Energies N.V. as a result of Technip Energies N.V. being a Dutch incorporated company. Generally, Technip Energies N.V. is responsible for the withholding of such dividend withholding tax at source.

As an exception to this rule, Technip Energies N.V. may, in its sole discretion, decide not to withhold Dutch dividend withholding tax if it is considered to be a resident of France for French tax purposes pursuant to the France-Netherlands Tax Treaty. This exception does not apply to dividends distributed by Technip Energies N.V. to a Shareholder who is resident or deemed to be resident in the Netherlands for Dutch income tax purposes or Dutch corporate income tax purposes (“Dutch Resident Shareholder”) and who has not been identified as being eligible for an exemption (e.g. based on an interest percentage of at least 5%, in principle resulting in applicability of the participation exemption).

Since its incorporation, Technip Energies N.V. has conducted itself, and it intends to continue to conduct itself, to have its place of effective management in France. As a result, Technip Energies N.V. believes it should be treated as a resident of France for French corporate income tax purposes and for purposes of the France-Netherlands Tax Treaty. In an agreement dated March 7, 2022 with the Dutch Tax Authorities it has been confirmed that the effective place of management of Technip Energies N.V. is in France. Therefore, Technip Energies N.V. intends to apply the exception and will not withhold Dutch dividend withholding tax on dividends distributed to non-Dutch tax resident shareholders.

In line with the aforementioned agreement, Technip Energies N.V. will in principle also not effectively withhold Dutch dividend withholding tax on profit distributions to Dutch tax resident shareholders. This is either due to the fact that, as a base rule, the company will bear the withholding tax burden or, alternatively, an exemption is applicable. Technip Energies N.V. could however decide to withhold Dutch dividend withholding tax, for example in the event of a corporate income tax-exempt shareholder that is known to be eligible to a refund of the amount withheld.

The aforementioned approach is subject to certain administrative formalities and costs incurred by Technip Energies N.V. Technip Energies N.V. may in its sole discretion decide to require Shareholders to submit information, including information certifying their status of not being a Dutch Resident Shareholder, as a condition for not withholding Dutch dividend withholding tax.

Dividends distributed by Technip Energies N.V. and that may be subject to Dutch withholding tax include, but are not limited to:

•	distributions of profits in cash or in kind, whatever they be named or in whatever form;

•
proceeds from the liquidation of Technip Energies N.V. or proceeds from the repurchase of Technip Energies Shares by Technip Energies N.V., other than as a temporary portfolio investment (tijdelijke belegging), in excess of the average paid-in capital recognized for Dutch dividend withholding tax purposes;

•
the par value of the Technip Energies Shares issued to a Shareholder or an increase in the par value of the Technip Energies Shares, to the extent that no related contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

•	partial repayment of paid-in capital, that is

•	not recognized for Dutch dividend withholding tax purposes, or

•
recognized for Dutch dividend withholding tax purposes, to the extent that Technip Energies has “net profits” (zuivere winst), unless (a) shareholders have resolved in advance at a General Meeting to make this repayment, and (b) the par value of the Shares concerned has been reduced by an equal amount by way of an amendment to the articles of association of Technip Energies. The term “net profits” includes anticipated profits that have yet to be realized.

When the Dutch Dividend withholding tax has effectively been withheld, a Dutch Resident Shareholder is generally entitled to a credit against his Dutch tax liability.

According to Dutch domestic anti-dividend stripping rules, no credit against Dutch tax, exemption from, reduction, or refund of Dutch dividend withholding tax will be granted if the recipient of the dividends paid by Technip Energies is not considered to be the beneficial owner (uiteindelijk gerechtigde) of those dividends.

The Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965) (the “DWTA”) and Dutch Personal Income Tax Act 2001 (Wet Inkomstenbelasting 2001) (the “PITA”) provides for a non-exhaustive negative description of a beneficial owner. According to the DWTA/PITA, a Shareholder will not be considered the beneficial owner of the dividends if as a consequence of a combination of transactions:

•	a person other than the Shareholder wholly or partly, directly or indirectly, benefits from the dividends;

•	whereby this other person retains or acquires, directly or indirectly, an interest similar to that in the Technip Energies Shares on which the dividends were paid; and

•	that other person is entitled to a credit, reduction or refund of Dutch dividend withholding tax that is less than that of the Shareholder.

Material U.S. Federal Income Tax Considerations

The following discussion describes material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our ADSs or ordinary shares. This discussion applies only to a U.S. Holder that holds our ADSs or ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances,  including any alternative minimum or Medicare contribution tax consequences and any tax consequences applicable to U.S. Holders subject to special rules, such as:

•	banks, insurance companies and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	dealers or traders in securities that use a mark-to-market method of tax accounting;

•	persons holding our ADSs or ordinary shares as part of a straddle, integrated transaction or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities or arrangements treated as partnerships for U.S. federal income tax purposes and their partners or investors;

•	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

•	persons who acquired our ordinary shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation;

•	persons that own or are deemed to own 10% or more of our stock by vote or value; or

•	persons holding our ADSs or ordinary shares in connection with a trade or business outside the United States.

If a partnership (or other entity that is classified as a partnership for U.S. federal income tax purposes) owns our ADSs or ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning our ADSs or ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of our ADSs or ordinary shares.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, the income tax treaty between the United States and France (the “Treaty”) and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect.

As used herein, a “U.S. Holder” is a person that is eligible for Treaty benefits, and that for U.S. federal income tax purposes is a beneficial owner of our ADSs or ordinary shares and:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Treasury regulations that apply to taxable years beginning on or after December 28, 2021 may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. income taxes that are not creditable under applicable income tax treaties. Accordingly, U.S. investors that are not eligible for Treaty benefits should consult their tax advisers regarding the creditability or deductibility of any French taxes imposed on them.  This discussion does not apply to investors in this special situation.

In general, if U.S. Holders own our ADSs, they will be treated as owning the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges our ADSs for the underlying ordinary shares.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our ADSs or ordinary shares in their particular circumstances.

Our tax residence

As discussed in this annual report, although we are incorporated in the Netherlands we take the position that we are tax resident only in France. The following discussion assumes that our tax residence position will be respected. Furthermore, this discussion assumes that we are not treated as a U.S. corporation under Section 7874 of the Code. See “Risk Factors – The IRS may not agree that Technip Energies is a foreign corporation for U.S. federal income tax purposes as a result of the Spin-off,”  “Risk Factors – The IRS may assert that IRC Section 7874 applies to the Spin-off as a result of TechnipFMC being treated as a U.S. corporation,” and “Risk Factors –  IRC Section 7874 may limit the ability of Technip Energies’ U.S. affiliates to use certain tax attributes following the Spin-off, increase such U.S. affiliates’ U.S. taxable income or have adverse consequences to our shareholders.”

Taxation of Distributions

The following discussion is subject to the discussion in “– Passive Foreign Investment Company Rules” below.

Distributions paid on our ADSs or ordinary shares, other than certain pro rata distributions of our ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that any distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code.  Subject to applicable limitations, dividends paid by non-U.S. corporations that are eligible for the benefits of a comprehensive income tax treaty with the United States, such as the Treaty, to certain non-corporate U.S. persons may be eligible for taxation at a preferential tax rate. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of this preferential rate to any dividend paid by us generally and in their particular circumstances. The preferential rate will not apply if we are a PFIC (or treated as a PFIC with respect to a U.S. Holder) for the taxable year of the distribution or the prior taxable year.

 Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s, or in the case of our ADSs, the depositary’s, receipt. The amount of any dividend income paid in euros will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.  U.S. Holders of our ADSs should consult their tax advisers regarding the application of these rules to the amount of any dividend paid by us in euros that is converted into U.S. dollars by the depositary.

Dividends generally will be income from non-U.S. sources. As described in “— French Tax Consequences of the Ownership and Disposition of Technip Energies Shares,” dividends paid by us may be subject to French withholding tax. The amount of dividend income will include any amounts withheld in respect of French withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, French taxes withheld from dividend payments at a rate not in excess of the applicable Treaty rate generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct French taxes in computing its taxable income, subject to applicable limitations. An election to deduct creditable foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the relevant taxable year. As discussed above, this discussion assumes that we are not treated as a Dutch tax resident. If dividends are subject to Dutch withholding taxes, U.S. Holders should consult their tax advisers regarding their creditability or deductibility for U.S. federal income tax purposes.

Sale or Other Taxable Disposition

The following discussion is subject to the discussion in “– Passive Foreign Investment Company Rules” below.

A U.S. Holder will generally recognize capital gain or loss on a sale or other taxable disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or disposition and the U.S. Holder’s tax basis in the ADSs or ordinary shares disposed of, in each case as determined in U.S. dollars.  Any gain or loss will be long-term capital gain or loss if at the time of the sale or disposition the U.S. Holder has owned our ADSs or ordinary shares for more than one year.  Long-term capital gains recognized by non-corporate U.S. Holders may be subject to a tax rate that is lower than the rate applicable to ordinary income. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation will be a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes interest, dividends, rents and royalties (other than certain rents or royalties derived in the active conduct of a trade or business) and gains from certain property transactions. Cash is a passive asset for PFIC purposes.  Goodwill is an active asset to the extent attributable to activities that produce active income.

Based on the composition of our income and assets and the estimated value of our assets (including the estimated value of goodwill, which is based, in part, on our market capitalization), we believe that we were not a PFIC for our 2021 taxable year.  Our PFIC status for any taxable year is an annual determination that can be made only after the end of that year and will depend on the composition of our income and assets and the value of our assets for that year. Because (i) we expect to hold a significant amount of cash and cash equivalents for the foreseeable future, and (ii) the value of our goodwill may be determined, in part, by reference to the market price of our shares or ADSs, which may be volatile, there is a risk that we will be a PFIC for our 2022 taxable year and future taxable years.

If we are a PFIC for any taxable year and any of our non-U.S. subsidiaries or other companies in which we own equity interests is also a PFIC (a “Lower-tier PFIC”),  U.S. Holders will be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and will be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders will not receive the proceeds of those distributions or dispositions.

Generally, if we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, gain recognized upon a disposition (including, under certain circumstances, a pledge) of our ADSs or ordinary shares by the U.S. Holder will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge will be imposed on the resulting tax liability for each relevant taxable year. Further, to the extent that distributions received during a taxable year by a U.S. Holder on its ADSs or ordinary shares exceed 125% of the average of the annual distributions received on such securities during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter, the excess distribution will be subject to taxation in the same manner. If we are a PFIC for any taxable year during which a U.S. Holder owns our ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns our ADSs or ordinary shares, even if we cease to meet the threshold requirements for PFIC status. If we are a PFIC for any taxable year but cease to be PFIC for subsequent years, U.S. Holders should consult their tax advisers regarding the advisability of making a “deemed sale” election that will allow them to eliminate the continuing PFIC status under certain circumstances.

Alternatively, if we are a PFIC and if our ordinary shares  are “regularly traded” on a “qualified exchange,” a U.S. Holder of our ordinary shares could make a mark-to-market election that would result in tax treatment different from the general tax treatment described in the preceding paragraph. Our ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the shares are traded on a qualified exchange on at least 15 days during each calendar quarter. The IRS has not identified specific non-U.S. exchanges that are “qualified” for this purpose. Our ADSs are not traded on a qualified exchange.  If a U.S. Holder makes the mark-to-market election with respect to our ordinary shares, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of our ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of our ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).  If a U.S. Holder makes the election, the U.S. Holder’s tax basis in our ordinary shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of our ordinary shares in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).  There is no provision in the Code or Treasury regulations that would permit U.S. Holders to make mark-to-market elections with respect to Lower-tier PFICs, if any. Therefore, if we are a PFIC for any taxable year and a U.S. Holder makes a mark-to-market election with respect to our ordinary shares, the U.S. Holder may continue to be subject to the general PFIC regime described in the preceding paragraph with respect to any Lower-tier PFIC. U.S. Holders should consult their tax advisers as to the availability and desirability of a mark-to-market election in their particular circumstances if we are a PFIC for any taxable year.

We do not intend to provide the information necessary for U.S. Holders to make “qualified electing fund elections,” which would have resulted in an alternative treatment if we are a PFIC for any taxable year. Therefore, U.S. Holders will not be able to make these elections.

If a U.S. Holder owns our ADSs or ordinary shares during any year in which we are a PFIC, the U.S. Holder generally will be required to file annual reports on IRS Form 8621 (or any successor form) with respect to us, generally with the U.S. Holder’s federal income tax return for that year. U.S. Holders should consult their tax advisers regarding our PFIC status for any taxable year and the potential application of the PFIC rules to us.

Information Reporting and Backup Withholding

In general, payments of dividends and proceeds from the sale or other disposition of our ADSs or ordinary shares that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” and (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders who are individuals (or certain specified entities) may be required to report information relating to their ownership of our ADSs or ordinary shares, or non-U.S. accounts through which our ADSs or ordinary shares  are held. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to our ADSs or ordinary shares

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

Our SEC filings are available to you on the SEC’s website at https://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this report.

Copies of this Form 20-F as well as our Annual Report 2021, included as exhibit 15.1 to this Form 20-F, can be downloaded from the Investors section of our website at https://investors.technipenergies.com. The contents of this website are not incorporated by reference into this Form 20-F. This Form 20-F is also filed and can be viewed via EDGAR on https://www.sec.gov.

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

We are subject to financial market risks, including fluctuations in foreign currency exchange rates and interest rates. In order to manage and mitigate our exposure to these risks, we may use derivative financial instruments in accordance with established policies and procedures. We do not use derivative financial instruments where the objective is to generate profits solely from trading activities. As of December 31, 2021 and 2020, substantially all of our derivative holdings consisted of foreign currency forward contracts and foreign currency instruments embedded in purchase and sale contracts.

These forward-looking disclosures only address potential impacts from market risks as they affect our financial instruments and do not include other potential effects that could impact our business as a result of changes in foreign currency exchange rates, interest rates, commodity prices or equity prices.

Foreign Currency Exchange Rate Risk

We conduct operations around the world in a number of different currencies. Many of our significant foreign subsidiaries have designated the local currency as their functional currency. Our earnings are therefore subject to change due to fluctuations in foreign currency exchange rates when the earnings in foreign currencies are translated into Euros. We do not hedge this translation impact on earnings. A 10% increase or decrease in the average exchange rates of all foreign currencies as of December 31, 2021, would have changed the Technip Energies Group’s revenue and profit (loss) before income taxes attributable to the Technip Energies Group by approximately €221.1 million and €33.6 million, respectively.

When transactions are denominated in currencies other than our subsidiaries’ respective functional currencies, we manage these exposures through the use of derivative instruments. We primarily use foreign currency forward contracts to hedge the foreign currency fluctuation associated with firmly committed and forecasted foreign currency denominated payments and receipts. The derivative instruments associated with these anticipated transactions are usually designated and qualify as cash flow hedges, and as such the gains and losses associated with these instruments are recorded in other comprehensive income until such time that the underlying transactions are recognized. Unless these cash flow contracts are deemed to be ineffective or are not designated as cash flow hedges at inception, changes in the derivative fair value will not have an immediate impact on our results of operations since the gains and losses associated with these instruments are recorded in other comprehensive income. When the anticipated transactions occur, these changes in value of derivative instrument positions will be offset against changes in the value of the underlying transaction. When an anticipated transaction in a currency other than the functional currency of an entity is recognized as an asset or liability on the balance sheet, we also hedge the foreign currency fluctuation of these assets and liabilities with derivative instruments after netting our exposures worldwide. These derivative instruments do not qualify as cash flow hedges.

Occasionally, we enter into contracts or other arrangements containing terms and conditions that qualify as embedded derivative instruments and are subject to fluctuations in foreign exchange rates. In those situations, we enter into derivative foreign exchange contracts that hedge the price or cost fluctuations due to movements in the foreign exchange rates. These derivative instruments are not designated as cash flow hedges.

For foreign currency forward contracts hedging anticipated transactions that are accounted for as cash flow hedges, a 10% increase in the value of the Euro would have resulted in an additional loss of €65.0 million in the net fair value of cash flow hedges reflected in the consolidated statement of financial position as of December 31, 2021.

Interest Rate Risk

As of December 31, 2021, the net cash position of the Technip Energies Group (cash and cash equivalents, less financial debts) amounted to €2,955.3 million. A 1% (100 basis points) increase in interest rates would generate an additional profit of €29.6 million before tax in the net cash position. A 1% (100 basis points) decrease in interest rates would generate a loss of the same amount.

We assess effectiveness of forward foreign currency contracts designated as cash flow hedges based on changes in fair value attributable to changes in spot rates. We exclude the impact attributable to changes in the difference between the spot rate and the forward rate for the assessment of hedge effectiveness and recognize the change in fair value of this component immediately in earnings. Considering that the difference between the spot rate and the forward rate is proportional to the differences in the interest rates of the countries of the currencies being traded, we do not have significant exposure in the unrealized valuation of our forward foreign currency contracts to relative changes in interest rates between countries in our results of operations. Based on our portfolio at December 31, 2021, we have material positions with exposure to interest rates in the United States of America, the European Community, the United Kingdom, the Republic of India, The People’s Republic of China and the United Mexican States.

Item 12.	Description of Securities Other Than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Payable by American Depositary Shares Holders

The Company’s American Depositary Receipt (“ADR”) program is administered by JPMorgan Chase Bank, N.A. (“J.P. Morgan”), as the depositary. The holder of an American Depositary Share (“ADS”) may have to pay the following fees and charges to J.P. Morgan in connection with ownership of the ADS:

Category	Depositary actions	Associated fee or charge
(a) Depositing or substituting the underlying shares
Issuances against deposits of shares, including deposits and issuances pursuant to a stock dividend or stock split declared by the Company or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or the deposited securities

Up to $5.00 for each 100 ADSs (or portion thereof) issued or delivered (as the case may be). The depositary may sell (by public or private sale) sufficient securities and property received in respect of share distributions, rights and other distributions prior to such deposit to pay such charge

(b) Receiving or distributing dividends	Cash distributions made or any elective cash/stock dividend offered, pursuant to the deposit agreement	$0.05 or less per ADS

(c) Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	Up to $5.00 for each 100 ADSs (or portion thereof)

(d) Withdrawing, cancelling or reducing an underlying security	Acceptance of ADSs surrendered for withdrawal, cancellation or reduction of deposited securities
Up to $5.00 for each 100 ADSs (or portion thereof) surrendered, cancelled or reduced (as the case may be). The depositary may sell (by public or private sale) sufficient securities and property received in respect of share distributions, rights and other distributions prior to such deposit to pay such charge

(e) Transferring, combination or split-up of receipts	Transfer, combination and split-up of ADSs	$1.50 per ADS

(f) General depositary services, particularly those charged on an annual basis	Services performed by the depositary in administering the ADSs
$0.05 or less per ADS per calendar year (or portion thereof), payable at the sole discretion of the depositary by billing ADS holders or by deducting such charge from one or more cash dividends or other cash distributions

(g) Fees and expenses of the depositary
Fees and expenses incurred by the depositary or the depositary’s agents on behalf of holders (including, without limitation, compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation
Expenses payable at the sole discretion of the depositary by billing ADS holders or by deducting such charges from one or more cash dividends or other cash distributions

In addition to the fees outlined above, each holder will be responsible for any taxes or other governmental charges payable on his or her Technip Energies ADSs or on the deposited securities underlying his or her Technip Energies ADSs. The depositary may refuse to effect any registration, registration of transfer, split-up or combination hereof or any withdrawal of the deposited securities underlying a holder’s Technip Energies ADSs until such taxes or other charges are paid. It may also deduct from any distributions on or in respect of ADSS, or may sell by public or private sale for the account of the holder hereof any part or all of such ADSs, and may apply such deduction or the proceeds of any such sale in payment of such tax or other governmental charge and the holder will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of Technip Energies ADSs to reflect the sale and pay to the holder any proceeds, or send to the holder any property, remaining after it has paid the taxes. For additional information regarding taxation, see our response under Item 10.E.

J.P. Morgan has agreed to share, on an annual basis, with Technip Energies portions of certain fees collected, less ADS program expenses paid by the depositary. For example, these expenses include the depositary’s annual program fees, transfer agency fees, custody fees, legal expenses, and certain other out-of-pocket costs and expenses in connection with ADS program. In respect of the contractual period through February 2022, the depositary paid aggregate fees and made other direct and indirect payments to Technip Energies in an amount of $1.8 million.

For additional information on Technip Energies shares and the Technip Energies ADSs, please refer to Exhibit 2.1, filed with this Form 20-F.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Use of Proceeds

The Company did not receive any cash or other proceeds from the Spin-off.

Item 15.	Controls and Procedures

Disclosure controls and procedures

As required by Rules 13a-15(b) and 15d-15(b) under the Exchange Act, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this annual report on Form 20-F. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2021, our disclosure controls and procedures were effective at the reasonable assurance level.

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating and implementing possible controls and procedures.

Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and Chief Financial Officer, and effected by the Company’s Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB and endorsed by the European Union.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in “Internal Control—Integrated Framework (2013)”. Based on our assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2021, based on criteria stated in “Internal Control – Integrated Framework (2013)” issued by the COSO.

The effectiveness of any system of internal control over financial reporting is subject to inherent limitations, including the exercise of judgment in designing, implementing, operating, and evaluating the controls and procedures, and the inability to eliminate misconduct completely. Accordingly, any system of internal control over financial reporting can only provide reasonable, not absolute, assurances. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We intend to continue to monitor and upgrade our internal controls as necessary or appropriate for our business, but cannot assure that such improvements will be sufficient to provide us with effective internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control Over Financial Reporting

There were no changes to our internal control over financial reporting during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

Three members of our Audit Committee, Ms. Debon, Mr. Caudoux and Mr. Eyers, have been determined to be financial experts. See also section 5.1.9.1. “Audit Committee” of our Annual Report 2021, pages 131-132, included as exhibit 15.1 to this Form 20-F and incorporated by reference herein.

Item 16B.	Code of Ethics

Technip Energies’ aim of building a better tomorrow is intrinsically linked to respect of its values. Our Code of Business conduct serves as a fundamental guide that must be read and complied with by our directors, officers, and employees. For more information, reference is made to section 3.4.1. “Technip Energies Code of Business Conduct” of our Annual Report 2021, page 89, included as exhibit 15.1 to this Form 20-F and incorporated by reference herein. Our Code of Business Conduct is available in the English language in our website at https://www.technipenergies.com/about/governance, and is also filed with this Form 20-F as Exhibit 11.1 and incorporated by reference herein.

Item 16C.	Principal Accountant Fees and Services

For the year ended December 31, 2021
in millions of €
Fees payable to Technip Energies’ auditors for the audit of its annual financial statements	(1.8)
Fees payable to Technip Energies’ auditors and its associates for the audit of its subsidiaries	(3.7)
Total audit fees	(5.5)
Audit-related fees	-
Tax fees	-
Other fees	(0.9)
Total fees payable for non-audit services	(0.9)

Audit Fees

“Audit fees” are the aggregate fees earned by the auditors for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

“Audit-related fees” are fees charged for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” This category comprises fees for internal control reviews, agreed-upon procedure engagements and other attestation services subject to regulatory requirements.

Tax Fees

“Tax Fees” include fees billed for tax compliance.

Other Fees

“All other fees” are the fees for products and services other than those in the above three categories.

Audit Committee’s Pre Approval Policies and Procedures

The Audit Committee assesses and pre-approves an overall budget for audit services to be provided by the statutory auditors. The Audit Committee assesses and pre-approves all non-audit services engagements provided by the independent auditors, with the exception of de minimis service engagements of up to €30,000, in each instance, if in the aggregate the sum of such de minimis services do not exceed €100,000 per quarter and which can be approved by the Chief Financial Officer (“CFO”) jointly with the VP of Internal Audit. The CFO provides a report on such de minimis non-audit services as requested by the Chair of the Audit Committee and in any event not later than at the next scheduled Audit Committee.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period(2)	Total Number of Shares (or Units) Purchased (a)		Average Price Paid per Share (or Unit) in € (b)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (c)	Maximum Value of Shares (or Units) that may yet be purchased under the Plans or Programs in € (d)
February 12-28, 2021	—		—	—	—
March 2021	—		—	—	—
April 2021(1)	1,801,802		€11.10	—	—
May 2021	—		—	—	—
June 2021	—		—	—	—
July 2021	69,193	(2)	€11.20	—	—
August 2021	40,750	(2)	€11.10	—	—
September 2021	(58,700	)(2)	€12.29	—	—
October 2021	87,000	(2)	€13.52	—	—
November 2021	83,206	(2)	€12.99	—	—
December 2021	(11,115	)(2)	€12.46	—	—
Total	2,012,136		€12.09	—	—

(1)
On April 26, 2021, Technip Energies acquired from TechnipFMC 1,801,802 shares, concurrently with TechnipFMC’s announced sell-down at a price per Share equal to the price set in a separate accelerated book building process, to cover future obligations under equity incentive plans. As long as these shares are kept in treasury, these shares have no voting rights and are not entitled to profits or reserves of Technip Energies. The price per share was €11.10 for total proceeds of €20,000,002.

(2)
Pursuant to a liquidity agreement dated July 9, 2021, Kepler Chevreux is authorized to carry out purchases and sales of Technip Energies shares to enhance the liquidity of the shares and improve the regularity of trading. Any shares held by Kepler Chevreux pursuant to this agreement are deemed kept in treasury and have no voting rights and are not entitled to profits or reserves of Technip Energies. These numbers represent the net number of shares purchased and sold by Kepler Chevreux in the applicable calendar month.

On March 22, 2022, Technip Energies announced a share buy-back program of up to €29,850,000 to be executed until December 31, 2022. The Company intends to carry out the buy-back program, and hold the shares bought back as treasury stock, for the purpose of meeting its obligations under equity incentive plans.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Not applicable.

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17.	Financial Statements

Please see our response to Item 18.

Item 18.	Financial Statements

Please see Annual Report 2021, section 9.1. “Consolidated financial statements for the year ended December 31, 2021” on pages 174-241, included as exhibit 15.1 to this Form 20-F and incorporated by reference herein.

Below is the audit opinion of PricewaterhouseCoopers Audit (PCAOB ID 1347).

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Technip Energies N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Technip Energies N.V. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition - Determination of Estimated Costs to Complete for Long-Term Contracts

As described in Notes 1.6.b, 1.7 and 4.1 to the consolidated financial statements, the majority of the Company’s total revenue of €6.4 billion for the year ended December 31, 2021 was generated from long-term contracts. For the Company’s long-term contracts, because of control transferring over time, revenue is recognized based on the extent of progress towards completion of the performance obligation. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the products or services to be provided. The Company generally uses the cost-to-cost measure of progress for its contracts considering it best depicts the transfer of control to the customer which occurs as the Company incurs costs on the contracts. Under the cost-to-cost measure of progress, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Revenues, including estimated fees or profits, are recorded proportionally as costs are incurred. Due to the nature of the work required to be performed on many of the performance obligations, management’s estimation of total revenue and cost at completion is complex, subject to many variables and requires significant judgment.

The principal considerations for our determination that performing procedures relating to revenue recognition - determination of estimated costs to complete for long-term contracts is a critical audit matter are the significant judgment by management when determining the estimated costs to complete for long-term contracts which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s significant assumptions related to the estimates of costs to complete.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the determination of estimated costs to complete for long-term contracts. These procedures also included, among others, testing management’s process for determining the estimated costs to complete for a selection of long-term contracts by (i) obtaining executed purchase orders and agreements, (ii) evaluating the appropriateness of the method used to measure progress towards completion, (iii) testing the completeness and accuracy of the underlying data used by management, and (iv) evaluating the reasonableness of significant assumptions related to estimated costs to complete. Evaluating the reasonableness of significant assumptions related to estimated costs to complete long-term contracts involved, as applicable, (i) comparing changes in total estimated costs with prior period estimates, (ii) evaluating the competency and objectivity of project engineers providing significant input utilized in management’s calculations, and (iii) assessing the adequacy of contract contingency provisions.

/s/ PricewaterhouseCoopers Audit

Neuilly-sur-Seine, France

March 25, 2022

We have served as the Company’s auditor since 2019.

Item 19.	Exhibits

A.  EXHIBIT INDEX

Exhibit No.	Description
1.1
Unofficial English translation of the Deed of Amendment of the Articles of Association of Technip Energies N.V., dated February 16, 2021, incorporated by reference to the registrant’s report furnished to the SEC on Form 6-K on February 22, 2021

2.1	Description of Securities
4.1	Separation and Distribution Agreement by and between TechnipFMC plc and Technip Energies B.V., dated as of January 7, 2021
4.2	Tax Matters Agreement by and between TechnipFMC plc and Technip Energies N.V., dated as of February 16, 2021
4.3	Employee Matters Agreement by and between TechnipFMC plc and Technip Energies N.V, dated as of February 15, 2021
4.4	Transition Services Agreement by and between TechnipFMC plc and Technip Energies N.V, dated as of February 15, 2021
4.5	Patent License Agreement by and between TechnipFMC plc and Technip Energies N.V, dated as of February 15, 2021
4.6	Coexistence and Trademark Matters Agreement by and between TechnipFMC plc and Technip Energies N.V, dated as of February 15, 2021
4.7	Relationship Agreement by and among Technip Energies B.V., Bpifrance Participations SA and TechnipFMC plc, dated as of January 7, 2021
4.8	Amendment no. 1 to the Relationship Agreement by and among Technip Energies N.V., Bpifrance Participations SA and TechnipFMC plc, dated as of May 6, 2021
8.1	List of subsidiaries of the registrant
11.1	Code of Business Conduct of the registrant
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Annual Report 2021, including the Consolidated Financial Statements, of the registrant
15.2	Prospectus on Form 424B1 filed with the Securities and Exchange Commission on February 12, 2021 (Registration No. 333-252215) and incorporated by reference to this Form 20-F
15.3	Consent of independent registered public accounting firm
101	Inline XBRL file
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

* Furnished herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TECHNIP ENERGIES N.V.

By:	/s/ Arnaud Pieton
	Name:	Arnaud Pieton
	Title:	Chief Executive Officer

Date: March 25, 2022